BEIJING REPRESENTATIVE OFFICE

美国宝维斯律师事务所
北京代表处

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU CHAO YANG DISTRICT
BEIJING 10020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

中国北京朝阳区东三环中路7号
财富中心写字楼A座3601室
邮政编码: 100020
电话: (86-10) 5828-6300
传真: (86-10) 6530-9070 / 9080

RESIDENT PARTNERS
JEANETTE K. CHAN (CHIEF REPRESENTATIVE)
XIAOYU GREG LIU

常驻合伙人
陈剑音律师 (首席代表)
刘晓宇律师

[redacted]

08004835

SUPPL

Rule 12g3-2(b) File No. 82-34792

September 4, 2008

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Doc#: BJ1:67833v1

This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Greg Liu

Enclosures

ANNEX A

Date	Description
June 30, 2008	Notice with Respect to the Date of Board Meeting
August 5, 2008	Connected Transactions (1) Provision of Financial Assistance; (2) Put Option Agreement
August 13, 2008	Announcement of the Results for the Three and Six Months Ended 30 June 2008
August 21, 2008	Interim Report

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

DATE OF BOARD MEETING

The board of directors (the "Board") of Tencent Holdings Limited (the "Company") announces that a Board meeting of the Company will be held on Wednesday, 13 August 2008 for the purposes of, among other matters, approving the interim results and announcement of the Company and its subsidiaries for the six months ended 30 June 2008 and considering the payment of an interim dividend, if any.

By Order of the Board
Ma Huateng
Chairman

30 June 2008

As at the date of this announcement, the directors of the Company are:

Executive Directors: Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;
Non-Executive Directors: Antonie Andries Roux and Charles St Leger Searle; and
Independent Non-Executive Directors: Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

The Stock Exchange of Hong Kong Limited takes no responsibilities for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

CONNECTED TRANSACTIONS
(1) PROVISION OF FINANCIAL ASSISTANCE
(2) PUT OPTION AGREEMENT

The Board wishes to announce that SZ Domain, a non wholly owned subsidiary of Shiji Kaixuan (a subsidiary of the Company through Structure Contracts), is undergoing a shareholding restructuring, in which certain existing minority shareholders are selling their equity interests in SZ Domain to Zhang Yan, a founder, CEO, director and substantial shareholder of SZ Domain. With an aim to promote the long term development of SZ Domain, Shiji Kaixuan is providing financial assistance and a long-term Put Option plan to Zhang Yan. On 5 August 2008, Shiji Kaixuan has entered into (a) the Loan Agreement; and (b) the Put Option Agreement, with Zhang Yan.

Pursuant to the Loan Agreement, Shiji Kaixuan agreed to lend to Zhang Yan RMB73.1 million for a term of three years, extendable to five years, with security. The loan is interest bearing and the interest rate was agreed after arm's length negotiation with reference to the personal loan rates published by the People's Bank of China. With the loan, Zhang Yan will purchase 15.6% of equity interests in SZ Domain from existing shareholders (other than Shiji Kaixuan) of SZ Domain. The 15.6% equity interests to be acquired by Zhang Yan shall be pledged to Shiji Kaixuan as security for the loan.

For the purpose of providing Zhang Yan with long-term Put Option plan over time, pursuant to the Put Option Agreement, Shiji Kaixuan has agreed to purchase the Option Shares if the shares of SZ Domain are not listed on a recognized stock exchange by 31 December 2010. Zhang Yan may require Shiji Kaixuan to acquire all the Option Shares over a period of three years at a valuation which is six times the Adjusted Net Profit of SZ Domain for the preceding fiscal year provided that the Adjusted Net Profit of SZ Domain for such year will not be less than 80% of the Adjusted Net Profit of the preceding year.

On the basis that (a) Zhang Yan is a director and substantial shareholder of SZ Domain, a subsidiary of Shiji Kaixuan and (b) through Structure Contracts, Shiji Kaixuan is accounted for as a subsidiary of the Company, Zhang Yan is a connected person of the Company and Shiji Kaixuan is part of the Group. As a result, the transactions contemplated in the Loan Agreement and the Put Option Agreement constitute connected transactions for the Company.

As certain relevant percentage ratios (as defined in the Listing Rules) for each of the Loan Agreement and the Put Option Agreement exceed 0.1% but are less than 2.5%, the connected transactions contemplated in the Loan Agreement and the Put Option Agreement are, pursuant to Rule 14A.66 and Rule 14A.32 of the Listing Rules, exempt from the independent shareholders' approval requirement but are subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules.

BACKGROUND

In November 2005, the Company via Shiji Kaixuan acquired 19.9% equity interests in SZ Domain for a consideration of RMB29.9 million. Subsequently, Shiji Kaixuan invested an additional RMB106.3 million to acquire an additional 40.1% equity interests in SZ Domain and the Company via Shiji Kaixuan now holds 60.0% equity interests in SZ Domain. As part of the long-term strategy of the Group in securing a pipeline of high quality online game titles, SZ Domain has been developing games independently while having close cooperation with the Group in the distribution and operation of games. In the future, SZ Domain may seek listing on a recognized stock exchange, otherwise the Company may increase its equity interests in SZ Domain should Zhang Yan exercise the Put Option. The Company will fully comply with the Listing Rules when SZ Domain seeks listing on recognized stock exchange.

The Board wishes to announce that SZ Domain, a non wholly owned subsidiary of Shiji Kaixuan (a subsidiary of the Company through Structure Contracts), is undergoing a shareholding restructuring, in which certain existing minority shareholders are selling their equity interests in SZ Domain to Zhang Yan, a founder, CEO, director and substantial shareholder of SZ Domain. With an aim to promote the long term development of SZ Domain, Shiji Kaixuan is providing financial assistance and a long-term Put Option plan to Zhang Yan. On 5 August 2008, Shiji Kaixuan entered into (a) the Loan Agreement; and (b) the Put Option Agreement, with Zhang Yan.

THE LOAN AGREEMENT

On 5 August 2008, Shiji Kaixuan and Zhang Yan entered into the Loan Agreement. Certain terms of the Loan Agreement are summarized below:

Date	:	5 August 2008
Parties :		(1) Shiji Kaixuan as lender (2) Zhang Yan, a founder, CEO, director and substantial shareholder of SZ Domain, a non wholly owned subsidiary of Shiji Kaixuan, as borrower
Amount	:	RMB73.1 million, which is the consideration for the 15.6% of equity interests that Zhang Yan will acquire from the other minority shareholders of SZ Domain (equivalent to approximately HK$83.3 million)
Term	:	three years from the Registration Date; if the shares of SZ Domain are not listed on a recognized stock exchange by 31 December 2010, the term shall be extended to five years from the Registration Date.
Interest rate	:	7.47% per annum, which is determined with reference to the prevailing personal loan rates published by the People's Bank of China.
Purpose	:	to assist Zhang Yan in acquiring the 15.6% of equity interests in SZ Domain from the other minority shareholders of SZ Domain
Repayment of loan	:	all dividends which will be paid to shares of SZ Domain held by Zhang Yan shall be used to pay back the loan and the related interest until repaid in full. If Zhang Yan exercises the Put Option and sell the Option Shares to Shijia Kaixuan, the proceeds from such sale shall be used to pay back the remaining principal and interest of the loan first, if any.
Security	:	the 15.6% equity interests acquired by Zhang Yan shall be pledged to Shiji Kaixuan as security for the loan

The following table shows the shareholding of SZ Domain before and after completion of the acquisition of 15.6% equity interests in SZ Domain by Zhang Yan:

Shareholders	**Shareholding before acquisition**	**Shareholding after acquisition**
Shiji Kaixuan	60%	60%
Zhang Yan	13.4%	29%
Other minority shareholders	20.8%	0%
Employee Restricted Stock Unit held by the Trustee	5.8%	11%

The minority shareholders and their ultimate beneficial owners of SZ Domain are third parties independent of the Company and any connected person of the Company.

THE PUT OPTION AGREEMENT

On 5 August 2008, Shiji Kaixuan and Zhang Yan entered into the Put Option Agreement. Pursuant to the Put Option Agreement, Shiji Kaixuan has agreed to purchase the Option Shares if shares of SZ Domain are not listed on a recognized stock exchange by 31 December 2010. Zhang Yan may at his discretion require Shiji Kaixuan to acquire 29% interest held by Zhang Yan over a period of three years. Apart from this, Zhang Yan may also require Shiji Kaixuan to acquire 11% interest held by the Trustee under the Employee Restricted Stock Unit with the authority from the beneficial employees over a period of three years. All the Option Shares will be sold at a valuation which is six times the Adjusted Net Profit of SZ Domain for the preceding fiscal year, provided that the Adjusted Net Profit of SZ Domain for such year will not be less than 80% of the Adjusted Net Profit of the preceding year. There is no premium paid for the Put Option. The Board believes that the valuation basis is fair and reasonable and on normal commercial terms as compared to those of other listed MMOG companies. The maximum value of the consideration of the Put Option Agreement is RMB560.8 million, which is the computed value based on the following capped valuations:

(i) Shiji Kaixuan may be required to acquire 33% of all the Option Shares in 2011 at a valuation which is six times of the Adjusted Net Profit of SZ Domain for the year ending 31 December 2010 (the valuation is capped at RMB1.2 billion) provided that the Adjusted Net Profit of SZ Domain for the year ending 31 December 2010 will not be less than 80% of the Adjusted Net Profit for the year ending 31 December 2009;

(ii) Shiji Kaixuan may be required to acquire 33% of all the Option Shares in 2012 at a valuation which is six times of the Adjusted Net Profit of SZ Domain for the year ending 31 December 2011 (the valuation is capped at RMB1.4 billion) provided that the Adjusted Net Profit of SZ Domain for the year ending 31 December 2011 will not be less than 80% of the Adjusted Net Profit for the year ending 31 December 2010;

(iii) Shiji Kaixuan may be required to acquire the remaining 34% of all the Option Shares in 2013 at a valuation which is six times of the Adjusted Net Profit of SZ Domain for the year ending 31 December 2012 (the valuation is capped at RMB1.6 billion) provided that the adjusted net profit of SZ Domain for the year ending 31 December 2012 will not be less than 80% of the Adjusted Net Profit for the year ending 31 December 2011.

If any of the Option Shares to be sold in 2011 and 2012 are not sold in such respective years, such Option Shares may be sold in subsequent years provided that the Adjusted Net Profit condition for such subsequent years is fulfilled and the valuation for such Option Shares will be subject to the capped valuation of the relevant year. For the Option Shares to be sold in 2013, the right to sell will cease if the Adjusted Net Profit for 2012 is less than 80% of that of 2011.

The purchase cost of 15.6% interests in SZ Domain which Zhang Yan is to acquire is RMB73.1 million. Based on the registered capital of SZ Domain, the contribution of the remaining 13.4% interests of SZ Domain held by Zhang Yan which he owned as a founder since the incorporation of SZ Domain, is RMB1.3 million. Pursuant to Rule 14A.69(2) and Rule 14A.69(3) of the Listing Rules, the Company shall make further announcement(s) on the exercise, transfer or expiry of the Put Option as soon as reasonably practicable in accordance with Rule 2.07C of the Listing Rules.

CONNECTED TRANSACTIONS

On the basis that (a) Zhang Yan is a director and substantial shareholder of SZ Domain, a subsidiary of Shiji Kaixuan and (b) through Structure Contracts, Shiji Kaixuan is accounted for as a subsidiary of the Company, Zhang Yan is a connected person of the Company and Shiji Kaixuan is part of the Group. As a result, the transactions contemplated in the Loan Agreement and the Put Option Agreement constitute connected transactions for the Company.

As certain relevant percentage ratios (as defined in the Listing Rules) for each of the Loan Agreement and the Put Option Agreement exceed 0.1% but are less than 2.5%, the connected transactions contemplated in the Loan Agreement and the Put Option Agreement are, pursuant to Rule 14A.66 and Rule 14A.32, exempt from the independent shareholders' approval requirement but are subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules.

REASONS FOR THE TRANSACTIONS

Online gaming is one of the fastest growing Internet sectors in the PRC. Part of the Group's strategy in online gaming business is to invest in or acquire promising game companies, and to create the right governance structure for them to develope games independently while having close cooperation with the Group in the distribution and operation of games.

Zhang Yan, a founder and CEO of SZ Domain, has played and will continue to play an important role in the success of SZ Domain. The Board considers the acquisition of equity interests in SZ Domain by Zhang Yan from other minority shareholders, who are not involved in the operations of SZ Domain, a positive development for SZ Domain. For that purpose, the Company via Shiji Kaixuan has agreed to provide financial assistance and a long-term Put Option plan to Zhang Yan in connection with these transactions.

The Board (including the independent non-executive Directors) believes that the terms of the Loan Agreement and the Put Option Agreement are on normal commercial terms and are fair and reasonable as the terms of the Loan Agreement, though not in the ordinary and usual course of business of the Group, are on terms no less favourable to the Company than to those available to independent third parties. In view of the above reasons, the Board (including the independent non-executive Directors) considers the entering into the Loan Agreement and the Put Option Agreement are in the interests of the Company and the shareholders of the Company as a whole.

GENERAL

The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the PRC.

Zhang Yan is a founder, CEO, director and substantial shareholder of SZ Domain. Zhang Yan is interested in 13.4% of the entire equity interest of SZ Domain. SZ Domain, in which 60% of the equity interest held by the Company via Shiji Kaixuan, is a subsidiary of the Company. SZ Domain is engaged in the development and provision of online games, in particular MMOGs. QQ Huaxia, one of the MMOGs developed and introduced by SZ Domain, is very well received by the online game community. Based on the unaudited financial statements of SZ Domain as at 31 December 2007, the total assets of SZ Domian were approximately RMB75.0 million and the net assets of SZ Domain amounted to RMB48.9 million. The unaudited net profit/(loss) of SZ Domian (after taxation and extraordinary items) for the years ended 31 December 2007 and 31 December 2006 were approximately RMB 47.0 million and RMB(17.3) million, respectively and the unaudited net profit/(loss) of SZ Domain (before taxation and extraordinary items) for the years ended 31 December 2007 and 31 December 2006 were approximately RMB50.1 million and RMB(17.3) million, respectively.

DEFINITIONS

Term	Meaning
"Adjusted Net Profit"	Adusted Net Profit is calculated based on the audited net profit, after deducting any non-operating profit (including profit arising from sale of assets which include intellectual property), and if there are any upfront fee income or other similar income from game licensing, such income will be allocated over the license period since the commercial launching of such licensed game;
"Board"	board of Directors;
"CEO"	chief executive officer;
"Company"	Tencent Holdings Limited, a limited liability company organized and existing under the laws of the Cayman Islands and the shares of which are listed on the Stock Exchange;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Directors"	directors of the Company;

"Employee Restricted Stock Unit"	the 11% equity interests in SZ Domain, which had been/will be granted to certain employees of SZ Domain, held by the Trustee;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Loan Agreement"	the loan agreement dated 5 August 2008 entered into between Shiji Kaixuan as lender and Zhang Yan as borrower in relation to a loan in the sum of RMB73.1 million at a fixed interest rate of 7.47% per annum;
"MMOG" or "MMOGs"	massive multiplayer online game(s);
"Option Price"	means a price based on a valuation which is six times the Adjusted Net Profit of SZ Domain for the preceding fiscal year;
"Option Shares"	all the shares of SZ Domain held by Zhang Yan and the Trustee;
"Parties"	Shiji Kaixuan and Zhang Yan, being the parties to the Loan Agreement and the Put Option Agreement;
"PRC"	People's Republic of China;
"Put Option"	the option which requires Shiji Kaixuan to purchase the Option Shares at the Option Price;
"Put Option Agreement"	the put option agreement dated 5 August 2008 entered into between the Parties in relation to the Put Option;
"Registration Date"	the date of registration of change of interest in SZ Domain from other minority shareholders to Zhang Yan and is, subject to the date of approval of the relavant government authority, expected to be around mid-August 2008;
"RMB"	Renminbi, the lawful currency of the PRC;

"Shiji Kaixuan"	Shenzhen Shiji Kaixuan Technology Company Limited (深圳市世紀凱旋科技有限公司), a limited liability company established in the PRC and through Structure Contracts is accounted for as a subsidiary of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Structure Contracts"	contracts that are designed to provide the Company with effective control over and (to the extent permitted by PRC law) the right to acquire equity interests in and/or assets of Shiji Kaixuan;
"subsidiary"	has the meaning ascribed to it under the Listing Rules;
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules;
"SZ Domain"	Shenzhen Domain Computer Network Company Limited (深圳市網域計算機網絡有限公司), a limited liability company established in the PRC and a subsidiary of Shiji Kaixuan and the Company. As at the date of this announcement, it is held as to 60% by Shiji Kaixuan and as to 13.4% by Zhang Yan;
"Trustee"	the trustee appointed by SZ Domain for the administration of the Employee Restricted Stock Unit;
"Zhang Yan"	Zhang Yan (張岩), a founder, CEO, director and substantial shareholder of SZ Domain; and
"%"	per cent.

In this announcement, for reference purpose only and unless otherwise stated, the conversion of RMB into HK$ is calculated by using an exchange rate of RMB1.00 to HK$1.14.

By Order of the Board
Ma Huateng
Chairman

5 August 2008

As at the date of this announcement, the directors of the Company are:
Executive Directors: Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;
Non-Executive Directors: Antonie Andries Roux and Charles St Leger Searle; and
Independent Non-Executive Directors: Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ANNOUNCEMENT OF THE RESULTS FOR THE THREE AND SIX MONTHS ENDED 30 JUNE 2008

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three and six months ended 30 June 2008. These interim results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with International Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company.

FINANCIAL INFORMATION

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2008

	Note	Unaudited 30 June 2008 RMB'000	Audited 31 December 2007 RMB'000
ASSETS			
Non-current assets			
Fixed assets		**1,010,180**	839,256
Construction in progress		**200,452**	112,232
Investment property		**65,698**	66,414
Leasehold land and land use rights		**36,421**	36,796
Intangible assets		**452,008**	451,554
Investment in a jointly controlled entity		**2,500**	179
Investment in associates		**332,416**	–
Deferred income tax assets		**352,133**	287,652
Held-to-maturity investments		–	73,046
Available-for-sale financial assets		**66,455**	63,605
Other long-term assets		**92,648**	219,138
Prepayment, deposits and other receivables		**201,167**	–
		2,812,078	2,149,872
Current assets			
Inventories		**1,261**	1,701
Accounts receivable	3	**899,007**	535,528
Prepayments, deposits and other receivables		**279,366**	130,406
Financial assets held for trading		**409,443**	266,495
Held-to-maturity investments		**68,591**	–
Derivative financial instruments		**44,133**	47,759
Term deposits with initial term of over three months		**1,127,551**	604,486
Restricted cash		**300,000**	300,000
Cash and cash equivalents		**2,263,418**	2,948,757
		5,392,770	4,835,132
Total assets		**8,204,848**	6,985,004

	Note	Unaudited 30 June 2008 *RMB'000*	Audited 31 December 2007 *RMB'000*
EQUITY			
Equity attributable to the Company's equity holders			
Share capital		**195**	194
Share premium		**1,402,286**	1,455,854
Shares held for share award scheme		**(10,218)**	–
Share-based compensation reserve		**287,971**	220,230
Other reserves		**93,712**	93,712
Retained earnings		**4,334,377**	3,413,823
		6,108,323	5,183,813
Minority interests in equity		**107,656**	91,630
Total equity		**6,215,979**	5,275,443
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**50,864**	59,944
Current liabilities			
Accounts payable	5	**255,446**	117,062
Other payables and accruals		**603,737**	669,194
Short-term bank borrowing		**292,184**	292,184
Derivative financial instruments		**26,434**	30,060
Current income tax liabilities		**170,833**	71,133
Other tax liabilities		**179,924**	134,746
Deferred revenue		**409,447**	335,238
		1,938,005	1,649,617
Total liabilities		**1,988,869**	1,709,561
Total equity and liabilities		**8,204,848**	6,985,004
Net current assets		**3,454,765**	3,185,515
Total assets less current liabilities		**6,266,843**	5,335,387

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THREE AND SIX MONTHS ENDED 30 JUNE 2008

	Note	Unaudited Three months ended 30 June 2008 RMB'000	Unaudited Three months ended 30 June 2007 RMB'000	Unaudited Six months ended 30 June 2008 RMB'000	Unaudited Six months ended 30 June 2007 RMB'000
Revenues					
Internet value-added services		**1,037,042**	546,235	**2,035,775**	1,048,022
Mobile and telecommunications value-added services		**338,311**	206,036	**626,602**	402,580
Online advertising		**222,790**	114,599	**367,370**	188,667
Others		**1,635**	1,146	**2,942**	1,808
		1,599,778	868,016	**3,032,689**	1,641,077
Cost of revenues	7	**(453,069)**	(266,041)	**(841,534)**	(503,560)
Gross profit	2	**1,146,709**	601,975	**2,191,155**	1,137,517
Other gains, net	6	**25,855**	23,315	**73,303**	57,328
Selling and marketing expenses	7	**(100,212)**	(70,870)	**(186,146)**	(141,080)
General and administrative expenses	7	**(307,059)**	(192,017)	**(575,701)**	(363,994)
Operating profit	*	**765,293**	362,403	**1,502,611**	689,771
Finance costs	**	**(40,918)**	(16,690)	**(135,384)**	(29,195)
Share of losses of associates		**(1,558)**	–	**(1,558)**	–
Profit before income tax		**722,817**	345,713	**1,365,669**	660,576
Income tax expense	8	**(70,618)**	(11,227)	**(171,458)**	(35,921)
Profit for the period		**652,199**	334,486	**1,194,211**	624,655

	Note	Unaudited Three months ended 30 June 2008 RMB'000	Unaudited Three months ended 30 June 2007 RMB'000	Unaudited Six months ended 30 June 2008 RMB'000	Unaudited Six months ended 30 June 2007 RMB'000
Attributable to:					
Equity holders of the Company		**643,979**	334,486	**1,178,357**	624,655
Minority interests		**8,220**	–	**15,854**	–
		652,199	334,486	**1,194,211**	624,655
Earnings per share for profit attributable to equity holders of the Company during the period (expressed in RMB per share)					
- basic	9	**0.359**	0.188	**0.657**	0.352
- diluted	9	**0.349**	0.183	**0.639**	0.341

* After deduction of share-based compensation charge amounting to RMB32,061,000 for the three months ended 30 June 2008 (for the three months ended 30 June 2007: RMB21,622,000) and RMB67,493,000 for the six months ended 30 June 2008 (for the six months ended 30 June 2007: RMB40,409,000).

** Included foreign exchange losses of RMB40,918,000 for the three months ended 30 June 2008 (for the three months ended 30 June 2007: RMB16,160,000) and RMB135,384,000 for the six months ended 30 June 2008 (for the six months ended 30 June 2007: RMB28,136,000).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX MONTHS ENDED 30 JUNE 2008

	Unaudited								
	Attributable to equity holders of the Company								
	Share capital	Share premium	Shares held for share award scheme	Share-based compensation reserve	Other reserves	Retained earnings	Total	Minority interests	Total equity
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2008	194	1,455,854	–	220,230	93,712	3,413,823	5,183,813	91,630	5,275,443
Profit for the period	–	–	–	–	–	1,178,357	1,178,357	15,854	1,194,211
Employee share option schemes:									
- value of employee services	–	–	–	67,741	–	–	67,741	–	67,741
- proceeds from shares issued	1	51,558	–	–	–	–	51,559	–	51,559
Repurchase and cancellation of shares	–	(105,126)	–	–	–	–	(105,126)	–	(105,126)
Shares purchased for share award scheme	–	–	(10,218)	–	–	–	(10,218)	–	(10,218)
Dividend relating to 2007	–	–	–	–	–	(257,803)	(257,803)	–	(257,803)
Other movements	–	–	–	–	–	–	–	172	172
Balance at 30 June 2008	195	1,402,286	(10,218)	287,971	93,712	4,334,377	6,108,323	107,656	6,215,979

	Unaudited								
	Attributable to equity holders of the Company								
	Share capital	Share premium	Shares held for share award scheme	Share-based compensation reserve	Other reserves	Retained earnings	Total	Minority interests	Total equity
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2007	192	1,459,020	–	118,078	80,925	2,059,541	3,717,756	–	3,717,756
Profit for the period	–	–	–	–	–	624,655	624,655	–	624,655
Employee share option schemes:									
- value of employee services	–	–	–	40,814	–	–	40,814	–	40,814
- proceeds from shares issued	2	50,886	–	–	–	–	50,888	–	50,888
Profit appropriations to statutory reserves	–	–	–	–	5,544	(5,544)	–	–	–
Dividend relating to 2006	–	–	–	–	–	(210,211)	(210,211)	–	(210,211)
Balance at 30 June 2007	194	1,509,906	–	158,892	86,469	2,468,441	4,223,902	–	4,223,902

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2008

	Unaudited Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Net cash flows from operating activities	**1,045,053**	507,239
Net cash flows used in investing activities	**(1,333,843)**	(340,014)
Net cash flows used in financing activities	**(321,588)**	(159,323)
Net (decrease) / increase in cash and cash equivalents	**(610,378)**	7,902
Cash and cash equivalents at beginning of period	**2,948,757**	1,844,320
Exchange losses on cash and cash equivalents	**(74,961)**	(12,447)
Cash and cash equivalents at end of period	**2,263,418**	1,839,775
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**1,331,143**	978,389
Short-term highly liquid investments with initial term of three months or less	**932,275**	861,386
	2,263,418	1,839,775

Note:

1 **General information, basis of preparation and presentation**

The Company is incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The condensed consolidated balance sheet as at 30 June 2008 and the related condensed consolidated income statement for the three and six months ended 30 June 2008, and condensed consolidated statements of changes in shareholders' equity and cash flow for the six months ended 30 June 2008 (collectively defined as the "Interim Financial Information") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The Interim Financial Information should be read in conjunction with the annual consolidated financial statements of the Group for the year ended 31 December 2007 (the "2007 Financial Statements") as set out in the 2007 annual report of the Company dated 19 March 2008.

The accounting policies and method of computation used in the preparation of the Interim Financial Information are consistent with those used in the 2007 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets held for trading and derivative financial instruments.

Assessment and adoption of new interpretations

The following new interpretations to existing standards have been published and are mandatory for the financial year ending 31 December 2008.

IFRIC 11	IFRS 2 - Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Management has assessed the relevance of these new interpretations with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

1) IFRIC 11 and IFRIC 14 do not have a significant impact on the Group's financial statements; and

2) IFRIC 12 is not relevant to the Group's operations because none of the Group's companies provide public sector services.

2 Segment information

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three and six months ended 30 June 2008 and 2007 is presented as follows:

	Unaudited Three months ended 30 June 2008				
	Internet value-added services *RMB'000*	Mobile and telecommunications value-added services *RMB'000*	Online advertising *RMB'000*	Others *RMB'000*	Total *RMB'000*
Revenues	1,037,042	338,311	222,790	1,635	1,599,778
Segment result (gross profit/(loss))	767,798	220,550	169,134	(10,773)	1,146,709
Other gains, net					25,855
Selling and marketing expenses					(100,212)
General and administrative expenses					(307,059)
Operating profit					765,293
Finance costs					(40,918)
Share of losses of associates					(1,558)
Profit before income tax					722,817
Income tax expense					(70,618)
Profit for the period					652,199

	Unaudited Three months ended 30 June 2007				
	Internet value-added services *RMB'000*	Mobile and telecommunications value-added services *RMB'000*	Online advertising *RMB'000*	Others *RMB'000*	Total *RMB'000*
Revenues	546,235	206,036	114,599	1,146	868,016
Segment result (gross profit/(loss))	400,480	129,766	78,829	(7,100)	601,975
Other gains, net					23,315
Selling and marketing expenses					(70,870)
General and administrative expenses					(192,017)
Operating profit					362,403
Finance costs					(16,690)
Profit before income tax					345,713
Income tax expense					(11,227)
Profit for the period					334,486

	Unaudited Six months ended 30 June 2008				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	2,035,775	626,602	367,370	2,942	3,032,689
Segment result (gross profit/(loss))	1,531,989	404,882	274,223	(19,939)	2,191,155
Other gains, net					73,303
Selling and marketing expenses					(186,146)
General and administrative expenses					(575,701)
Operating profit					1,502,611
Finance costs					(135,384)
Share of losses of associates					(1,558)
Profit before income tax					1,365,669
Income tax expense					(171,458)
Profit for the period					1,194,211

	Unaudited Six months ended 30 June 2007				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	1,048,022	402,580	188,667	1,808	1,641,077
Segment result (gross profit/(loss))	779,242	248,817	123,016	(13,558)	1,137,517
Other gains, net					57,328
Selling and marketing expenses					(141,080)
General and administrative expenses					(363,994)
Operating profit					689,771
Finance costs					(29,195)
Profit before income tax					660,576
Income tax expense					(35,921)
Profit for the period					624,655

3 **Accounts receivable**

	Unaudited 30 June 2008 *RMB'000*	Audited 31 December 2007 *RMB'000*
0 - 30 days	**559,014**	266,553
31 days - 60 days	**35,320**	103,600
61 days - 90 days	**86,680**	51,362
Over 90 days but less than a year	**217,993**	114,013
	899,007	535,528

The receivable balances as at 30 June 2008 mainly represented the amounts due from China Mobile Communications Corporation, China United Telecommunications Corporation, China Telecommunications Corporation and their branches, subsidiaries and affiliates ("Mobile and Telecom Operators"), and advertising customers located in the PRC. The Group has no formal credit periods communicated to Mobile and Telecom Operators. These customers usually settle the amounts due to it within a period of 30 to 120 days. Advertising customers usually have a credit period of 30 to 90 days.

4 **Share option and share award schemes**

(a) **Share option schemes**

The Company adopted share option schemes for the purpose of providing incentives and rewards to its directors, executives or officers, employees, consultants and other eligible persons:

(i) ***Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")***

The Pre-IPO Option Scheme was adopted by the Company on 27 July 2001. As at the listing of the Company on 16 June 2004, all options under Pre-IPO Option Scheme had been granted.

(ii) ***Post-IPO Share Option Scheme I (the "Post-IPO Option Scheme I")***

On 24 March 2004, the Company adopted the Post-IPO Option Scheme I. The Post-IPO Option Scheme I was terminated upon the adoption of a new post-IPO share option scheme mentioned below.

(iii) ***Post-IPO Share Option Scheme II (the "Post-IPO Option Scheme II")***

On 16 May 2007, the Company adopted the Post-IPO Option Scheme II. The Board may, at its discretion, grant options to any eligible person to subscribe for shares in the Company. The Post-IPO Option Scheme II shall be valid and effective for a period of ten years commencing after its date of adoption.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme II and any other share option schemes of the Company shall not exceed 5% of the issued shares as at the date of shareholders' approval of the Post-IPO Option Scheme II (the "Scheme Mandate Limit"). Options lapsed in accordance with the terms of the Post-IPO Option Scheme II shall not be counted for the purpose of calculating the 5% limit. The Company may refresh the Scheme Mandate Limit by ordinary resolution of the shareholders passed in general meeting, provided that the Scheme Mandate Limit so refreshed shall not exceed 5% of the issued shares as at the date the shareholders approve the refreshing of such Scheme Mandate Limit. Options previously granted under any existing schemes (including options outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) shall not be counted for the purpose of calculating the limit as refreshed. Options granted under the Post-IPO Option Scheme II will expire no later than the last day of a seven-year period after the date of grant of options (subject to early termination as set out in the terms of the Post-IPO Option Scheme II).

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Post-IPO Option Scheme II and any other share option schemes of the Company (including the Pre-IPO Option Scheme and the Post-IPO Option Scheme I) must not in aggregate exceed 30% of issued shares of the Company from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Post-IPO Option Scheme II and any other share option schemes of the Company (whether exercised, cancelled or outstanding) to any eligible person in any 12-month period shall not exceed 1% of the issued shares from time to time unless such grant has been duly approved by an ordinary resolution of the shareholders in general meeting at which the relevant eligible person and his associates are abstained from voting. In calculating the aforesaid limit of 1%, options that have lapsed shall not be counted.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Option Scheme		Post-IPO Option Scheme I		Post-IPO Option Scheme II		Total
	Average exercise price	No. of options	Average exercise price	No. of options	Average exercise price	No. of options	No. of options
At 1 January 2007	USD0.1010	19,006,964	HKD8.4787	62,362,775	–	–	81,369,739
Granted	–	–	HKD25.2600	3,110,000	HKD31.7954	10,686,640	13,796,640
Exercised	USD0.1044	(6,790,610)	HKD6.4884	(7,048,115)	–	–	(13,838,725)
Lapsed	USD0.1967	(274,424)	HKD7.6101	(692,999)	–	–	(967,423)
At 30 June 2007	USD0.0968	11,941,930	HKD9.6361	57,731,661	HKD31.7954	10,686,640	80,360,231
At 1 January 2008	**USD0.1039**	**8,748,862**	**HKD9.8131**	**50,196,082**	**HKD32.4668**	**17,435,676**	**76,380,620**
Granted	–	–	–	–	**HKD48.2972**	**7,288,977**	**7,288,977**
Exercised	**USD0.1046**	**(4,027,362)**	**HKD7.4123**	**(6,838,989)**	**HKD31.7500**	**(81,840)**	**(10,948,191)**
Lapsed	–	–	**HKD7.9551**	**(724,312)**	**HKD48.8305**	**(1,811,492)**	**(2,535,804)**
At 30 June 2008	**USD0.1033**	**4,721,500**	**HKD10.2298**	**42,632,781**	**HKD36.2249**	**22,831,321**	**70,185,602**

During the six months ended 30 June 2008, no share options were granted to any director of the Company.

Out of the 70,185,602 share options outstanding as at 30 June 2008 (30 June 2007: 80,360,231 share options), 16,095,886 share options (30 June 2007: 17,604,048 share options) were exercisable as at 30 June 2008.

Share options exercised during the six months ended 30 June 2008 resulted in 10,948,191 ordinary shares issued. The weighted average price of the shares at the time these share options were exercised was HKD53.90 (equivalent to approximately RMB48.82) per share.

(b) **Share award scheme**

On 13 December 2007 (the "Adoption Date"), the Company adopted a share award scheme (the "Share Scheme"). The Board may, at its absolute discretion, select any eligible persons (the "Awarded Persons") to participate in the Share Scheme.

Pursuant to the Share Scheme, ordinary shares of the Company will be acquired by an independent trustee (the "Trustee") at the cost of the Company or shares will be allotted to the Trustee under general mandates granted or to be granted by shareholders of the Company at general meetings from time to time. These shares will be held in trust for the Awarded Persons by the Trustee until the end of each vesting period. Vested shares will be transferred at no cost to the Awarded Persons.

Unless early terminated by the Board, the Share Scheme shall be valid and effective for a term of ten years commencing on the Adoption Date.

The number of shares to be awarded under the Share Scheme throughout its duration shall not exceed 2% of the issued share capital of the Company as at the Adoption Date. The maximum number of shares which may be awarded to an Awarded Person under the Share Scheme shall not exceed 1% of the issued share capital of the Company as at the Adoption Date.

For the six months ended 30 June 2008, 195,760 shares were granted under the Share Scheme.

5 **Accounts payable**

Accounts payable and their ageing analysis are as follows:

	Unaudited 30 June 2008 ***RMB'000***	Audited 31 December 2007 *RMB'000*
0 - 30 days	**218,307**	63,811
31 days - 60 days	**663**	11,964
61 days - 90 days	**9,634**	14,495
Over 90 days but less than a year	**26,842**	26,792
	255,446	117,062

6 **Other gains, net**

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Interest income	**22,066**	22,070	**47,300**	42,052
Fair value (losses)/gains on financial assets held for trading	**(942)**	(1,308)	**4,641**	730
Government subsidies	**25,680**	1,782	**39,780**	13,258
Donation to a charity fund established by the Group	**(20,000)**	–	**(20,000)**	–
Others	**(949)**	771	**1,582**	1,288
	25,855	23,315	**73,303**	57,328

7 **Expenses by nature**

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Employee benefit expenses (Note)	**326,228**	163,881	**591,204**	319,114
Mobile and telecom charges and bandwidth and server custody fees	**252,057**	154,421	**478,736**	257,956
Promotion and advertising expenses	**43,147**	38,438	**75,288**	75,688
Depreciation of fixed assets (Note)	**59,996**	34,352	**113,268**	65,550
Travelling and entertainment expenses	**16,106**	19,877	**35,886**	38,843
Operating lease rentals in respect of office buildings	**21,441**	19,732	**43,921**	34,338
Amortisation of intangible assets	**18,267**	11,204	**29,972**	18,201
Value-added tax paid upon transfer of software within the Group	**2,100**	2,250	**2,100**	2,250
Other expenses	**120,998**	84,773	**233,006**	196,694
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**860,340**	528,928	**1,603,381**	1,008,634

Note:

Research and development expenses were RMB164,183,000 and RMB297,371,000 for the three and six months ended 30 June 2008 (for the three and six months ended 30 June 2007: RMB82,971,000 and RMB163,100,000, respectively). The expenses included employee benefit expenses of RMB127,474,000 and depreciation of fixed assets of RMB33,160,000 for the three months ended 30 June 2008 (for the three months ended 30 June 2007: RMB68,402,000 and RMB13,328,000, respectively) and employee benefit expenses of RMB230,335,000 and depreciation of fixed assets of RMB61,182,000 for the six months ended 30 June 2008 (for the six months ended 30 June 2007: RMB134,902,000 and RMB25,202,000, respectively).

The Group did not capitalise any research and development expenses for the three and six months ended 30 June 2008 (for the three and six months ended 30 June 2007: Nil).

8 Income tax expense

(i) Cayman Islands and British Virgin Islands Profits Tax

The Group has not been subject to any taxation in these jurisdictions for the three and six months ended 30 June 2008 and 2007.

(ii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three and six months ended 30 June 2008 and 2007.

(iii) PRC Enterprise Income Tax ("EIT")

EIT is provided on the assessable income of entities within the Group incorporated in the PRC for the three and six months ended 30 June 2008 and 2007, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Pursuant to the PRC Enterprise Income Tax Law passed by the Tenth National People's Congress on 16 March 2007, the new enterprise income tax for domestic and foreign enterprises is unified at 25%, effective 1 January 2008. In addition, the PRC Enterprise Income Tax Law also provides a five-year transitional period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower income tax rate under the then effective tax laws or regulations.

On 26 December 2007, the State Council issued the "Circular to Implementation the Transition Preferential Policies for the Enterprise Income Tax". Pursuant to this Circular, the transitional income tax rates for the Group's subsidiaries established in the Shenzhen Special Economic Zone ("Shenzhen") or the Beijing High Technology Zone before 16 March 2007 are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Other tax preferential treatments such as reduction of 50% in income tax rate shall be based on the above transitional income tax rate in that year.

The taxation charges of the Group for the three and six months ended 30 June 2008 and 2007 are analysed as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
PRC current tax	**115,097**	29,878	**245,334**	42,591
Deferred tax	**(44,479)**	(18,651)	**(73,876)**	(6,670)
	70,618	11,227	**171,458**	35,921

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 18% for the three and six months ended 30 June 2008 (for the three and six months ended 30 June 2007: 15%), the tax rate applicable in Shenzhen and the Beijing High Technology Zone of the PRC for 2008, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Profit before income tax	**722,817**	345,713	**1,365,669**	660,576
Add: Share of losses of associates	**1,558**	–	**1,558**	–
	724,375	345,713	**1,367,227**	660,576
Tax calculated at a tax rate of 18% (for the three and six months ended 30 June 2007: 15%)	**130,388**	51,857	**246,101**	99,086
Income not subject to tax	**(3,097)**	–	**(3,097)**	–
Effects of different tax rates available to different companies of the Group	**1,105**	2,837	**5,255**	4,522
Effects of tax holiday on assessable profit of subsidiaries	**(61,456)**	(38,367)	**(83,645)**	(74,836)
Expenses not deductible for tax purposes	**3,852**	2,295	**14,739**	8,553
(Utilisation of previously unrecognised deferred tax assets)/unrecognised deferred tax assets	**(174)**	(7,395)	**(7,895)**	(1,404)
Tax charge	**70,618**	11,227	**171,458**	35,921

9 Earnings per share

Basic

Basic earnings per share ("EPS") are calculated by dividing the profit attributable to equity holders of the Company for the periods by the weighted average number of ordinary shares in issue during each period.

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2008	2007	**2008**	2007
Profit attributable to equity holders of the Company for the period (RMB'000)	**643,979**	334,486	**1,178,357**	624,655
Weighted average number of ordinary shares in issue (thousand shares)	**1,794,673**	1,779,162	**1,794,163**	1,775,764
Basic EPS (RMB per share)	**0.359**	0.188	**0.657**	0.352

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options and shares granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2008	2007	**2008**	2007
Profit attributable to equity holders of the Company for the period (RMB'000)	**643,979**	334,486	**1,178,357**	624,655
Weighted average number of ordinary shares in issue (thousand shares)	**1,794,673**	1,779,162	**1,794,163**	1,775,764
Adjustments for share options (thousand shares)	**50,490**	53,536	**51,224**	56,064
Adjustments for awarded shares (thousand shares)	**95**	–	**47**	–
Weighted average number of ordinary shares for the calculation of diluted EPS (thousand shares)	**1,845,258**	1,832,698	**1,845,434**	1,831,828
Diluted EPS (RMB per share)	**0.349**	0.183	**0.639**	0.341

10 Dividends

A final dividend for 2007 of HKD0.16 per share, totalling approximately HKD286,990,000 (equivalent to RMB257,803,000) (final dividend for 2006: HKD213,369,000 (equivalent to approximately RMB210,211,000)) was proposed pursuant to a resolution passed by the Board on 19 March 2008 and was approved by the shareholders in the annual general meeting held on 14 May 2008. Such dividends had been paid as at 30 June 2008.

11 Comparatives

For the purpose of better representation of the Group's activities, royalty fee of approximately RMB219,138,000, which had previously been captured under intangible assets in the 2007 Financial Statements, was reclassified to "other long-term assets".

OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as of the dates and for the periods presented:

	For the 15-day period ended 30 June 2008	For the 16-day period ended 31 March 2008	Percentage Change
		(in millions)	
Registered IM user accounts (at end of period)	**822.2**	783.4	4.95%
Active user accounts (at end of period)	**341.9**	317.9	7.55%
Peak simultaneous online user accounts (for the quarter)	**42.0**	40.3	4.22%
Average daily user hours	**627.0**	545.4	14.96%
Average daily messages[1]	**4,684.8**	4,056.3	15.49%
Fee-based Internet value-added services registered subscriptions (at end of period)	**26.1**	22.4	16.52%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[2]	**13.4**	12.6	6.35%

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

Our IM platform continued to grow in the second quarter of 2008. Registered IM user accounts, active user accounts, peak simultaneous online user accounts, average daily user hours and average daily messages increased in the second quarter of 2008 mainly reflecting the continuing growth of the Internet market in China. The increase in average daily user hours and average daily messages also reflected the impact of school holidays commencing in June 2008 for many students in China and the resulting increase in online activities by those students.

The increase in registered subscriptions for our fee-based Internet value-added services was mainly driven by an increase in subscriptions to QQ Membership, Qzone, QQ Show, and QQ Games due to increased promotional activities, enhancement of functions and user experience. Registered subscriptions for QQ Show also increased as we shifted our focus to promote monthly subscriptions rather than item-based fees starting in the first quarter of 2008. The increase in registered subscriptions for our mobile and telecommunications value-added services was mainly driven by organic growth and an increase in subscriptions to bundled SMS packages.

FINANCIAL PERFORMANCE HIGHLIGHTS

First Half of 2008

The following table sets forth the figures for the first half of 2008 and the first half of 2007:

	Unaudited	
	Sixth months ended	
	30 June 2008	30 June 2007
	(RMB in thousands)	
Revenues	**3,032,689**	1,641,077
Cost of revenues	**(841,534)**	(503,560)
Gross profit	**2,191,155**	1,137,517
Other gains, net	**73,303**	57,328
Selling and marketing expenses	**(186,146)**	(141,080)
General and administrative expenses	**(575,701)**	(363,994)
Operating profit	**1,502,611**	689,771
Finance costs	**(135,384)**	(29,195)
Share of losses of associates	**(1,558)**	–
Profit before income tax	**1,365,669**	660,576
Income tax expense	**(171,458)**	(35,921)
Profit for the period	**1,194,211**	624,655
Attributable to:		
Equity holders of the Company	**1,178,357**	624,655
Minority interest	**15,854**	–

Revenues. Revenues increased by 84.8% to RMB3,032.7 million for the first half of 2008 from RMB1,641.1 million for the first half of 2007.

	Six months ended			
	30 June 2008		30 June 2007	
		% of total		% of total
	Amount	**revenues**	Amount	revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**2,035,775**	**67.1%**	1,048,022	63.9%
Mobile and telecommunications value-added services	**626,602**	**20.7%**	402,580	24.5%
Online advertising	**367,370**	**12.1%**	188,667	11.5%
Others	**2,942**	**0.1%**	1,808	0.1%
Total revenues	**3,032,689**	**100.0%**	1,641,077	100.0%

Cost of revenues. Cost of revenues increased by 67.1% to RMB841.5 million for the first half of 2008 from RMB503.6 million for the first half of 2007.

	Sixth months ended			
	30 June 2008		30 June 2007	
		% of segment		% of segment
	Amount	**revenues**	Amount	revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**503,786**	**24.7%**	268,780	25.6%
Mobile and telecommunications value-added services	**221,720**	**35.4%**	153,763	38.2%
Online advertising	**93,147**	**25.4%**	65,651	34.8%
Others	**22,881**	**777.7%**	15,366	849.9%
Total cost of revenues	**841,534**		503,560	

Second Quarter of 2008

Our unaudited consolidated revenues for the second quarter of 2008 were RMB1,599.8 million, an increase of 84.3% over the same period in 2007 and an increase of 11.6% from the first quarter of 2008.

Revenues from our Internet value-added services for the second quarter of 2008 were RMB1,037.0 million, an increase of 89.9% over the same period in 2007 and an increase of 3.8% from the first quarter of 2008.

Revenues from our mobile and telecommunications value-added services for the second quarter of 2008 were RMB338.3 million, an increase of 64.2% over the same period in 2007 and an increase of 17.4% from the first quarter of 2008.

Revenues from online advertising for the second quarter of 2008 were RMB222.8 million, an increase of 94.4% over the same period in 2007 and an increase of 54.1% from the first quarter of 2008.

Cost of revenues for the second quarter of 2008 were RMB453.1 million, an increase of 70.3% over the same period in 2007 and an increase of 16.6% from the first quarter of 2008.

Other gains, net for the second quarter of 2008 were RMB25.9 million, an increase of 10.9% over the same period in 2007 and a decrease of 45.5% from the first quarter of 2008.

Selling and marketing expenses for the second quarter of 2008 were RMB100.2 million, an increase of 41.4% over the same period in 2007 and an increase of 16.6% from the first quarter of 2008.

General and administrative expenses for the second quarter of 2008 were RMB307.1 million, an increase of 59.9% over the same period in 2007 and an increase of 14.3% from the first quarter of 2008.

Operating profit for the second quarter of 2008 was RMB765.3 million, representing an increase of 111.2% over the same period in 2007 and an increase of 3.8% from the first quarter of 2008. As a percentage of revenues, operating profit accounted for 47.8% of total revenues for the second quarter of 2008, compared to 41.8% for the same period of 2007 and 51.5% for the first quarter of 2008.

Profit for the second quarter of 2008 was RMB652.2 million, representing an increase of 95.0% from the same period in 2007 and an increase of 20.3% from the first quarter of 2008. As a percentage of revenues, profit for the period accounted for 40.8% of total revenues for the second quarter of 2008, compared to 38.5% for the same period of 2007 and 37.8% for the first quarter of 2008.

Profit attributable to equity holders of the Company for the second quarter of 2008 was RMB644.0 million, an increase of 92.5% over the same period in 2007 and an increase of 20.5% from the first quarter of 2008.

MANAGEMENT DISCUSSION AND ANALYSIS

Second Quarter of 2008 Compared to First Quarter of 2008

The following table sets forth the comparative figures for the second quarter of 2008 and the first quarter of 2008:

	Unaudited	
	Three months ended	
	30 June 2008	31 March 2008
	(RMB in thousands)	
Revenues	**1,599,778**	1,432,911
Cost of revenues	**(453,069)**	(388,465)
Gross profit	**1,146,709**	1,044,446
Other gains, net	**25,855**	47,448
Selling and marketing expenses	**(100,212)**	(85,934)
General and administrative expenses	**(307,059)**	(268,642)
Operating profit	**765,293**	737,318
Finance costs	**(40,918)**	(94,466)
Share of losses of associates	**(1,558)**	–
Profit before income tax	**722,817**	642,852
Income tax expense	**(70,618)**	(100,840)
Profit for the period	**652,199**	542,012
Attributable to:		
Equity holders of the Company	**643,979**	534,378
Minority interest	**8,220**	7,634

Revenues. Revenues increased by 11.6% to RMB1,599.8 million for the second quarter of 2008 from RMB1,432.9 million for the first quarter of 2008. The following table sets forth our revenues by line of business for the second quarter of 2008 and the first quarter of 2008:

	Three months ended			
	30 June 2008		31 March 2008	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**1,037,042**	**64.8%**	998,733	69.7%
Mobile and telecommunications value-added services	**338,311**	**21.2%**	288,291	20.1%
Online advertising	**222,790**	**13.9%**	144,580	10.1%
Others	**1,635**	**0.1%**	1,307	0.1%
Total revenues	**1,599,778**	**100.0%**	1,432,911	100.0%

Revenues from our Internet value-added services increased by 3.8% to RMB1,037.0 million for the second quarter of 2008 from RMB998.7 million for the first quarter of 2008, despite the fact that the second quarter is generally a slow season for Internet value-added services as there was a lack of long holidays, and as students were busy preparing for their examinations. The increase was mainly due to the growth in revenues from online gaming, including QQ Games, QQ Fantasy and QQ Huaxia. The increase also reflected an increase in revenues from the introduction of new games in the second quarter of 2008, including Dungeon and Fighter ("DNF"), QQ Dancer and Cross Fire. In addition, our revenues increased following the introduction in April of a new expansion pack for QQ Fantasy which extended the number of levels from 60 to 80. The increase was slightly affected by a temporary suspension of our online gaming services for a period of three days due to a major earthquake in the Sichuan province of China in May 2008. On the other hand, non-game Internet value-added services such as QQ Membership, and online identity and community were negatively impacted by the adverse seasonality.

Revenues from our mobile and telecommunications value-added services increased by 17.4% to RMB338.3 million for the second quarter of 2008 from RMB288.3 million for the first quarter of 2008. The increase mainly reflected an increase in revenues from our 2.5G business, in particular, from our WAP service due to better than expected revenue collectibility, improvements to the user experience and our increased promotion efforts, and from our mobile gaming service due to enhanced mobile game content, including the launch of additional higher-quality games and

more promotion of mobile game offerings. In addition, revenues in our mobile voice VAS increased, primarily as a result of an increase in revenues from our mobile IVR service as we increased our promotion efforts. Our classification as a "Category A service provider" also contributed to the growth of our business, particularly for SMS, WAP and IVR.

Revenues from online advertising increased by 54.1% to RMB222.8 million for the second quarter of 2008 from RMB144.6 million for the first quarter of 2008, mainly reflecting the seasonal impact of the second quarter of each year having stronger sales compared to the first quarter of each year. The improved brand recognition by our customers as an effective advertising platform also contributed to increased revenues.

Cost of revenues. Telecommunications operators' revenue share and imbalance fees, bandwidth and server custody fees, staff costs and content subscription and sharing costs generally account for a significant portion of our cost of revenues. Cost of revenues increased by 16.6% to RMB453.1 million for the second quarter of 2008 from RMB388.5 million for the first quarter of 2008. As a percentage of revenues, cost of revenues increased to 28.3% for the second quarter of 2008 from 27.1% for the first quarter of 2008. The following table sets forth our cost of revenues by line of business for the second quarter of 2008 and the first quarter of 2008:

	Three months ended			
	30 June 2008		31 March 2008	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**269,244**	**26.0%**	234,542	23.5%
Mobile and telecommunications value-added services	**117,761**	**34.8%**	103,959	36.1%
Online advertising	**53,656**	**24.1%**	39,491	27.3%
Others	**12,408**	**758.9%**	10,473	801.3%
Total cost of revenues	**453,069**		388,465	

Cost of revenues for our Internet value-added services increased by 14.8% to RMB269.2 million for the second quarter of 2008 from RMB234.5 million for the first quarter of 2008. The increase reflected higher costs associated with our online gaming services due to the introduction of new games such as DNF, Cross Fire and QQ Dancer, which require significant bandwidth and server capacity and, in the case of DNF and Cross Fire, also have higher license fees associated with the games. The increase also reflected a company-wide salary increase that we implemented in the second quarter of 2008 to account for the effects of inflation in China and ensure the recruitment and retention of talent for our business.

Cost of revenues for our mobile and telecommunications value-added services increased by 13.3% to RMB117.8 million for the second quarter of 2008 from RMB104.0 million for the first quarter of 2008. The increase mainly reflected higher amounts of telecommunications operators' revenue share due to the expansion of our business volume. The increase also reflected a company-wide salary increase in the second quarter of 2008.

Cost of revenues for our online advertising increased by 35.9% to RMB53.7 million for the second quarter of 2008 from RMB39.5 million for the first quarter of 2008. The increase mainly reflected higher sharing costs corresponding to the increased business volume, as well as a company-wide salary increase in the second quarter of 2008.

Other gains, net. Other gains generally reflect the interest income generated from bank deposits and other interest-earning financial assets, fair value gains on financial instruments and government subsidies received. Other gains decreased by 45.5% to RMB25.9 million for the second quarter of 2008 from RMB47.4 million for the first quarter of 2008. The decrease in the second quarter of 2008 primarily reflected a contribution of RMB20.0 million to the Tencent Charity Fund, which donated RMB20.0 million to the relief of the Sichuan earthquake during the second quarter. The decrease also reflected a decrease in fair value gains on financial instruments in the second quarter of 2008, and a decrease in interest income due to a general decrease in US dollar-related interest rates. The decrease was offset by an increase in government subsidies received.

Selling and marketing expenses. Selling and marketing expenses increased by 16.6% to RMB100.2 million for the second quarter of 2008 from RMB85.9 million for the first quarter of 2008. The increase was mainly attributable to the promotion of our newly launched games and increased advertising and promotion to enhance our brand image. The increase also reflected higher staff costs related to a company-wide salary increase in the second quarter of 2008. As a percentage of revenues, selling and marketing expenses increased to 6.3% in the second quarter of 2008 from 6.0% in the first quarter of 2008.

General and administrative expenses. General and administrative expenses increased by 14.3% to RMB307.1 million for the second quarter of 2008 from RMB268.6 million for the first quarter of 2008. The increase mainly reflected an increase in research and development related costs as we continued to invest in technology enhancements and product improvement to support our growing business platform. The company-wide salary increase also affected both research and development related costs and general administrative staff costs. As a percentage of revenues, general and administrative expenses increased to 19.2% in the second quarter of 2008 from 18.7% in the first quarter of 2008.

Finance costs. Finance costs mainly represent foreign exchange losses. Finance costs decreased by 56.7% to RMB40.9 million for the second quarter of 2008 from RMB94.5 million for the first quarter of 2008. The decrease in finance costs recorded was mainly due to a decrease in foreign exchange losses attributable to our US dollar-denominated cash and investments. A significant amount of our cash and investments is subject to foreign exchange risk because we hold a large amount of US dollar-denominated instruments, and if Renminbi continues to appreciate against the US dollar as it has in recent periods, we expect to report additional exchange losses in future periods.

Income tax expense. Income tax expense decreased by 30.0% to RMB70.6 million for the second quarter of 2008 from RMB100.8 million for the first quarter of 2008. Income tax expense decreased in the second quarter of 2008 despite our recording of higher operating profit as one of our subsidiaries obtained approval to be exempt from income tax. In addition, we recorded deferred tax assets of RMB53.7 million in the second quarter of 2008 relating to increased intra-group sales of technology and software, while we recognized deferred tax assets of RMB44.7 million in the first quarter of 2008.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 20.3% to RMB652.2 million for the second quarter of 2008 from RMB542.0 million for the first quarter of 2008. Profit margin improved to 40.8% for the second quarter of 2008 compared to 37.8% for the first quarter of 2008.

Profit attributable to equity holders of the Company. Profit attributable to equity holders of the Company increased by 20.5% to RMB644.0 million for the second quarter of 2008 from RMB534.4 million for the first quarter of 2008.

Second Quarter of 2008 Compared to Second Quarter of 2007

The following table sets forth the comparative figures for the second quarter of 2008 and the second quarter of 2007:

	Unaudited Three months ended 30 June 2008	30 June 2007
	(RMB in thousands)	
Revenues	**1,599,778**	868,016
Cost of revenues	**(453,069)**	(266,041)
Gross profit	**1,146,709**	601,975
Other gains, net	**25,855**	23,315
Selling and marketing expenses	**(100,212)**	(70,870)
General and administrative expenses	**(307,059)**	(192,017)
Operating profit	**765,293**	362,403
Finance costs	**(40,918)**	(16,690)
Share of losses of associates	**(1,558)**	–
Profit before income tax	**722,817**	345,713
Income tax expense	**(70,618)**	(11,227)
Profit for the period	**652,199**	334,486
Attributable to:		
Equity holders of the Company	**643,979**	334,486
Minority interest	**8,220**	–

Revenues. Revenues increased by 84.3% to RMB1,599.8 million for the second quarter of 2008 from RMB868.0 million for the second quarter of 2007. The following table sets forth our revenues by line of business for the second quarter of 2008 and the second quarter of 2007:

	Three months ended			
	30 June 2008		30 June 2007	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**1,037,042**	**64.8%**	546,235	62.9%
Mobile and telecommunications value-added services	**338,311**	**21.2%**	206,036	23.8%
Online advertising	**222,790**	**13.9%**	114,599	13.2%
Others	**1,635**	**0.1%**	1,146	0.1%
Total revenues	**1,599,778**	**100.0%**	868,016	100.0%

Revenues from our Internet value-added services increased by 89.9% to RMB1,037.0 million for the second quarter of 2008 from RMB546.2 million for the second quarter of 2007. The increase reflected growth in revenues from online gaming, online identity and community services such as Qzone, and our QQ Membership business. We continued to grow our online gaming services, such as our QQ Games portal, and build on the success of relatively new products, such as QQ Sanguo and the free-to-play, itemized-charge version of QQ Fantasy. We also introduced new games such as QQ Speed, DNF and QQ Dancer. In addition, in November 2007, we exercised our pre-negotiated right to acquire a majority stake in an investee company that co-launched QQ Huaxia with us and began to recognize 100% of the revenues from QQ Huaxia as well as other revenues attributable to the investee company in our consolidated financial results. As QQ Membership continued to offer enhanced value-added service and privileged access across various platforms, user loyalty and stickiness increased. Traffic and active users of Qzone also increased as a result of our offering of enhanced functionalities and improved user experience.

Revenues from our mobile and telecommunications value-added services increased by 64.2% to RMB338.3 million for the second quarter of 2008 from RMB206.0 million for the second quarter of 2007. This increase mainly reflected an increase in revenues from bundled SMS services as we enhanced the functionalities of our products and services. The increase also reflected an increase in revenues from our WAP service due to improvements to the user experience and increased promotion.

The increase also reflected increases in revenues from our mobile gaming service due to enhanced mobile game contents, and from our mobile IVR service due to increased promotion.

Revenues from online advertising increased by 94.4% to RMB222.8 million for the second quarter of 2008 from RMB114.6 million for the second quarter of 2007. The increase mainly reflected the growth in reach and traffic on our primary advertising platforms, QQ IM, QQ.com and QQ Games portal, our increased brand awareness as a result of advertising activities associated with our QQ.com branding, and our growing customer base. In addition, the growth of advertising revenues relating to our search functions and other value-added advertising, such as in-game advertising, also contributed to the increase in revenues.

Cost of revenues. Cost of revenues increased by 70.3% to RMB453.1 million for the second quarter of 2008 from RMB266.0 million for the second quarter of 2007. As a percentage of revenues, cost of revenues decreased to 28.3% in the second quarter of 2008 from 30.6% in the second quarter of 2007. The following table sets forth our cost of revenues by line of business for the second quarter of 2008 and the second quarter of 2007:

	Three months ended			
	30 June 2008		30 June 2007	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**269,244**	**26.0%**	145,755	26.7%
Mobile and telecommunications value-added services	**117,761**	**34.8%**	76,270	37.0%
Online advertising	**53,656**	**24.1%**	35,770	31.2%
Others	**12,408**	**758.9%**	8,246	719.5%
Total cost of revenues	**453,069**		266,041	

Cost of revenues for our Internet value-added services increased by 84.7% to RMB269.2 million for the second quarter of 2008 from RMB145.8 million for the second quarter of 2007. The increase mainly reflected higher expenses associated with our bandwidth and server capacity, increased telecommunications operators' revenue share, and higher staff costs, as a result of the increase in our overall business volume and the particular growth of our bandwidth and storage intensive services, such as Qzone and online games. In addition, increased sharing and

subscription costs also contributed to the increase in cost of revenues for our Internet value-added services. The increase also reflected salary increases that we implemented in 2007 and 2008 to account for the effects of inflation in China and ensure the recruitment and retention of talents for our business.

Cost of revenues for our mobile and telecommunications value-added services increased by 54.4% to RMB117.8 million for the second quarter of 2008 from RMB76.3 million for the second quarter of 2007. The increase was mainly due to increased amounts of telecommunications operators' revenue share as our business volume grew. The increase also reflected salary increases in 2007 and 2008.

Cost of revenues for our online advertising increased by 50.0% to RMB53.7 million for the second quarter of 2008 from RMB35.8 million for the second quarter of 2007. The increase mainly reflected increased sales commissions paid to agencies as the volume of our advertising contracts increased. In addition, we continued to increase the number of our online advertising staff due to increased business volume and as a result, incurred higher staff costs. We also implemented salary increases in 2007 and 2008, which contributed to the increase in staff costs.

Other gains, net. We recorded other gains of RMB25.9 million for the second quarter of 2008 compared to RMB23.3 million for the second quarter of 2007. The increase mainly reflected an increase in government subsidies received. The increase in other gains was partially offset by a contribution of RMB20.0 million in the second quarter of 2008 to the Tencent Charity Fund, which donated RMB20.0 million to the relief of the Sichuan earthquake during the second quarter.

Selling and marketing expenses. Selling and marketing expenses increased by 41.4% to RMB100.2 million for the second quarter of 2008 from RMB70.9 million for the second quarter of 2007. The increase principally reflected an increase in staff costs, as well as increases in promotion and advertising expenses and outsourcing expenses, as we expanded our business volume. Salary increases in 2007 and 2008 also contributed to the increase in selling and marketing expenses. As a percentage of revenues, selling and marketing expenses decreased to 6.3% in the second quarter of 2008 from 8.2% in the second quarter of 2007.

General and administrative expenses. General and administrative expenses increased by 59.9% to RMB307.1 million for the second quarter of 2008 from RMB192.0 million for the second quarter of 2007. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel to support our growing business platform. The increase also reflected salary increases that we implemented for our

employees in 2007 and 2008. In addition, staff costs increased as a result of a higher number of staff employed to support our business expansion. As a percentage of revenues, general and administrative expenses decreased to 19.2% in the second quarter of 2008 from 22.1% in the second quarter of 2007.

Finance costs. We recorded finance costs of RMB40.9 million for the second quarter of 2008 compared to RMB16.7 million for the second quarter of 2007. The increase in finance costs recorded was due to significant foreign exchange losses attributable to our US dollar-denominated cash and investments in connection with the appreciation of Renminbi. A significant amount of our cash and investments is subject to the same risk because we hold a large amount of US dollar-denominated instruments. If the Renminbi continues to appreciate against the US dollar as it has in recent periods, we expect to report additional exchange losses in future periods.

Income tax expense. Income tax expense increased by 529.0% to RMB70.6 million for the second quarter of 2008 from RMB11.2 million for the second quarter of 2007. The increase mainly reflected the increase in our profit before tax and a higher income tax rate as a result of the new enterprise income tax law that became effective as of 1 January 2008. The increase was partially offset by an increase in the amount of deferred tax assets we recorded in the second quarter of 2008. We recorded deferred tax assets of RMB53.7 million in the second quarter of 2008 relating to intra-group sales of technology and software, while we recognized deferred tax assets of RMB28.2 million in the second quarter of 2007.

Profit for the period. Profit for the period increased by 95.0% to RMB652.2 million for the second quarter of 2008 from RMB334.5 million for the second quarter of 2007. Profit margin was 40.8% for the second quarter of 2008 compared to 38.5% for the second quarter of 2007.

Profit attributable to equity holders of the Company. Profit attributable to equity holders of the Company increased by 92.5% to RMB644.0 million for the second quarter of 2008 from RMB334.5 million for the second quarter of 2007.

LIQUIDITY AND FINANCIAL RESOURCES

As of 30 June 2008 and 31 March 2008, we had the following major financial resources in the form of cash and investments:

	Unaudited 30 June 2008	31 March 2008
	(RMB in thousands)	
Cash and cash equivalents	**2,263,418**	2,360,257
Term deposits with initial term of over three months	**1,127,551**	903,197
Financial assets held for trading	**409,443**	464,787
Held-to-maturity investments	**68,591**	70,190
Total	**3,869,003**	3,798,431

Note: The above table excludes RMB300.0 million of restricted deposits pledged as part of a US$40.0 million short-term bank borrowing arrangement, as such deposits are scheduled to offset the borrowed amounts at the maturity of the loan.

As at 30 June 2008, RMB1,335.7 million of our financial assets were held in deposits and investments denominated in non-Renminbi currencies. Since there are no cost-effective hedges against the appreciation of Renminbi and no effective manner to generally convert a significant amount of non-Renminbi currencies into Renminbi, which is not a freely exchangeable currency, there is a risk that we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no other interest-bearing borrowings as of 30 June 2008.

BUSINESS OUTLOOK

In the second quarter of 2008, we achieved solid financial results leveraging on our diversified business portfolio. While our Internet value-added services experienced weaker seasonality compared to the first quarter, our online gaming revenues increased due to release of expansion packs for our MMOGs, increase in monetization of QQ Games and introduction of new games. In addition, our mobile and telecommunications business increased as we benefited from our status as a Category A service provider and as we increased promotions of our mobile and telecommunications services. Our online advertising revenue also benefited from more favorable seasonality compared to the first quarter. We expect the third quarter will present strong seasonality for our Internet value-added services, although partly

offset by the negative impact of the Olympic Games as it diverts users' attention from the consumption of online services. On the other hand, we are getting more cautious on online advertising growth in the second half due to possible slower economic growth in China post Olympics.

In our core IM platform, our user base has continued to grow as the Internet market in China expanded. According to CNNIC, China has become the largest Internet market in terms of users by the end of June with 253 million users. We continue to see positive usage trend in our IM service during the summer season.

Our QQ.com portal platform played an important role in the reporting and relief of the earthquake in Sichuan which happened in the second quarter. During the tragic event, our entire company was mobilized to provide the most comprehensive and up-to-date coverage to our users, to assist people in the affected region to communicate with their relatives and friends, and to orchestrate the largest ever online donation in China which raised more than RMB23 million from more than 300,000 users. Our portal served as the user interaction hub for all our initiatives and reinforced its leading position not only as the largest portal in China by traffic, but also as an influential and socially responsible online media. During the third quarter, China will host the Olympic Games in Beijing. Our portal will once again play a central role in the coverage of this historical event with an aim to generate significant traffic growth as well as enhancement of its recognition by consumers and advertisers. While there will be additional content and marketing costs associated with the Olympic Games, we believe they are worthy investments for the long-term.

In our non-game Internet value-added services, Qzone continued its traffic growth as a result of our focus on enhancing its basic functionalities and social networking infrastructure. QQ Membership registered stronger user stickiness despite being affected by negative seasonality. The transition of business model from item sale to monthly subscription for QQ Show continued to be a work-in-progress with more features offered within the subscription package. The longer term product and platform overhaul for QQ Pet was also underway. In contrast to the weak seasonality in the second quarter, we expect the third quarter will present stronger seasonality for Internet value-added services although the magnitude of such effect may be muted by the Olympic Games.

In our online game business, our QQ Games platform benefited from increased level of monetization despite experiencing weaker seasonality on usage. In MMOG, we launched an expansion pack for our free-to-play QQ Fantasy which increased the number of levels from 60 to 80. The expansion pack contributed to revenue increase during the quarter. Our major licensed MMOG title, DNF, was launched in mid-June. The initial response was encouraging with its PCU exceeded 500,000 by the end of

July. In advanced casual games, revenue was mainly driven by increased monetization of QQ Speed which was launched during the first quarter, and the launch of new games QQ Dancer and Cross Fire during the second quarter. Cross Fire, a first person shooting game, was particularly well received by our users and has achieved a PCU of more than 400,000 by the end of July. We believe the licensed games launched during the second quarter will contribute to incremental revenue in the third quarter, although these licensed games will carry lower margins as we have to pay licensing fees to and share revenue with the game developers.

Our mobile and telecommunications business registered strong growth in the quarter as our Category A status in SMS, WAP and IVR allowed us to engage in more active promotions of our mobile and telecommunications value-added services. During the second quarter, Chinese government announced the restructuring plan for the telecom industry. While we expect the long-term impact of the plan will be positive, we believe the restructuring may create uncertainties over the policies of operators in the short to mid term. Amid these uncertainties, we will continue to improve our products and services to increase user stickiness and position us for longer term growth.

In our online advertising business, our revenue increased as we emerged from the seasonally weak first quarter and as we benefited from advertising campaigns in anticipation of the Olympic Games. During the second quarter, we continued to promote Tencent MIND (Measurability, Interactivity, Navigation and Differentiation), as a framework for advertisers to increase the effectiveness of their online advertising campaigns. As we look into the second half of the year, we are getting more cautious on the short-term outlook of the Internet advertising market given the economy in China is slowing down and its effect may become more obvious after the Olympic Games. On the other hand, we are confident of the long-term growth potential of our advertising business, and will continue to invest in our sales organization, technology platform, branding and relationship with advertisers to improve our competitiveness.

Employee and Remuneration Policies

As at 30 June 2008, the Group had 5,168 employees (30 June 2007: 3,296), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share options and share awards may be granted to employees according to the assessment of individual performance.

The total remuneration cost (including capitalized remuneration cost) incurred by the Group for the six months ended 30 June 2008 was RMB593.6 million (for the six months ended 30 June 2007: RMB321.3 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the six months ended 30 June 2008, the Company has repurchased a total of 2,772,600 shares on the Stock Exchange, details of which are as follows:

		Price Per Share		
Month of purchase during the six months ended 30 June 2008	*Number of shares purchased*	*Highest price paid HKD*	*Lowest price paid HKD*	*Aggregate consideration paid HKD (in million)*
March	1,500,000	39.90	35.95	58.33
April	1,272,600	45.50	44.60	57.19
Total	2,772,600			115.52

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the period.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited Interim Financial Information for the three and six months ended 30 June 2008.

Compliance with the Code on Corporate Governance Practices

Save as disclosed in the 2007 annual report of the Company which was the position as at 31 December 2007, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the six months ended 30 June 2008, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As to the deviation from code provisions A.2.1 and A.4.2 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate and inform the shareholders accordingly.

Appreciation

Taking this opportunity, I would like to thank all of our staff for their valuable contribution, commitment and hard work. I would also like to thank all our shareholders and investors for their support and confidence in our Group.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 13 August 2008

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in future. Underlying these forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

Tencent 騰訊

Tencent Holdings Limited
(Incorporated in the Cayman Islands with limited liability)

騰訊控股有限公司
(於開曼群島註冊成立的有限公司)

(Stock Code 股份代號：700)

騰讯网 QQ.com

2008 Interim Report
中期報告


smart communication inspires
智慧溝通 靈感無限

Interim Report

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three and six months ended 30 June 2008. These interim results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with International Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company.

Condensed Consolidated Balance Sheet

As at 30 June 2008

	Note	Unaudited 30 June 2008 RMB'000	Audited 31 December 2007 RMB'000
ASSETS			
Non-current assets			
Fixed assets	7	1,010,180	839,256
Construction in progress	7	200,452	112,232
Investment property	7	65,698	66,414
Leasehold land and land use rights	7	36,421	36,796
Intangible assets	7	452,008	451,554
Investment in a jointly controlled entity		2,500	179
Investment in associates	8	332,416	-
Deferred income tax assets	21	352,133	287,652
Held-to-maturity investments	9	-	73,046
Available-for-sale financial assets	10	66,455	63,605
Other long-term assets	11	92,648	219,138
Prepayments, deposits and other receivables	13	201,167	-
		2,812,078	2,149,872
Current assets			
Inventories		1,261	1,701
Accounts receivable	12	899,007	535,528
Prepayments, deposits and other receivables	13	279,366	130,406
Financial assets held for trading	14	409,443	266,495
Held-to-maturity investments	9	68,591	-
Derivative financial instruments		44,133	47,759
Term deposits with initial term of over three months		1,127,551	604,486
Restricted cash		300,000	300,000
Cash and cash equivalents		2,263,418	2,948,757
		5,392,770	4,835,132
Total assets		8,204,848	6,985,004

Condensed Consolidated Balance Sheet (Continued)

As at 30 June 2008

	Note	Unaudited 30 June 2008 RMB'000	Audited 31 December 2007 RMB'000
EQUITY			
Equity attributable to the Company's equity holders			
Share capital	15	195	194
Share premium	15	1,402,286	1,455,854
Shares held for share award scheme	15	(10,218)	-
Share-based compensation reserve	15	287,971	220,230
Other reserves		93,712	93,712
Retained earnings		4,334,377	3,413,823
		6,108,323	5,183,813
Minority interests in equity		107,656	91,630
Total equity		6,215,979	5,275,443
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities	21	50,864	59,944
Current liabilities			
Accounts payable	17	255,446	117,062
Other payables and accruals	18	603,737	669,194
Short-term bank borrowing	19	292,184	292,184
Derivative financial instruments		26,434	30,060
Current income tax liabilities		170,833	71,133
Other tax liabilities		179,924	134,746
Deferred revenue	20	409,447	335,238
		1,938,005	1,649,617
Total liabilities		1,988,869	1,709,561
Total equity and liabilities		8,204,848	6,985,004
Net current assets		3,454,765	3,185,515
Total assets less current liabilities		6,266,843	5,335,387

On behalf of the board of directors of the Company

Ma Huateng *Director*

Zhang Zhidong *Director*

The accompanying notes on pages 6 to 48 form an integral part of the Interim Financial Information.

Condensed Consolidated Income Statement

For the three and six months ended 30 June 2008

		Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
		2008	2007	2008	2007
	Note	RMB'000	RMB'000	RMB'000	RMB'000
Revenues					
Internet value-added services		1,037,042	546,235	2,035,775	1,048,022
Mobile and telecommunications value-added services		338,311	206,036	626,602	402,580
Online advertising		222,790	114,599	367,370	188,667
Others		1,635	1,146	2,942	1,808
		1,599,778	868,016	3,032,689	1,641,077
Cost of revenues	23	(453,069)	(266,041)	(841,534)	(503,560)
Gross profit		1,146,709	601,975	2,191,155	1,137,517
Other gains, net	22	25,855	23,315	73,303	57,328
Selling and marketing expenses	23	(100,212)	(70,870)	(186,146)	(141,080)
General and administrative expenses	23	(307,059)	(192,017)	(575,701)	(363,994)
Operating profit		765,293	362,403	1,502,611	689,771
Finance costs	24	(40,918)	(16,690)	(135,384)	(29,195)
Share of losses of associates		(1,558)	-	(1,558)	-
Profit before income tax		722,817	345,713	1,365,669	660,576
Income tax expense	25	(70,618)	(11,227)	(171,458)	(35,921)
Profit for the period		652,199	334,486	1,194,211	624,655
Attributable to:					
Equity holders of the Company		643,979	334,486	1,178,357	624,655
Minority interests		8,220	-	15,854	-
		652,199	334,486	1,194,211	624,655
Earnings per share for profit attributable to equity holders of the Company during the period (expressed in RMB per share)					
- basic	26	0.359	0.188	0.657	0.352
- diluted	26	0.349	0.183	0.639	0.341

The accompanying notes on pages 6 to 48 form an integral part of the Interim Financial Information.

Condensed Consolidated Statement of Changes in Shareholders' Equity

For the six months ended 30 June 2008

	Unaudited								
	Attributable to equity holders of the Company								
	Share capital RMB'000	Share premium RMB'000	Shares held for share award scheme RMB'000	Share-based compensation reserve RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000	Minority interests RMB'000	Total equity RMB'000
Balance at 1 January 2008	194	1,455,854	-	220,230	93,712	3,413,823	5,183,813	91,630	5,275,443
Profit for the period	-	-	-	-	-	1,178,357	1,178,357	15,854	1,194,211
Employee share option schemes:									
- value of employee services	-	-	-	67,741	-	-	67,741	-	67,741
- proceeds from shares issued	1	51,558	-	-	-	-	51,559	-	51,559
Repurchase and cancellation of shares	-	(105,126)	-	-	-	-	(105,126)	-	(105,126)
Shares purchased for share award scheme	-	-	(10,218)	-	-	-	(10,218)	-	(10,218)
Dividend relating to 2007 (Note 27)	-	-	-	-	-	(257,803)	(257,803)	-	(257,803)
Other movements	-	-	-	-	-	-	-	172	172
Balance at 30 June 2008	195	1,402,286	(10,218)	287,971	93,712	4,334,377	6,108,323	107,656	6,215,979
Balance at 1 January 2007	192	1,459,020	-	118,078	80,925	2,059,541	3,717,756	-	3,717,756
Profit for the period	-	-	-	-	-	624,655	624,655	-	624,655
Employee share option schemes:									
- value of employee services	-	-	-	40,814	-	-	40,814	-	40,814
- proceeds from shares issued	2	50,886	-	-	-	-	50,888	-	50,888
Profit appropriations to statutory reserves	-	-	-	-	5,544	(5,544)	-	-	-
Dividend relating to 2006 (Note 27)	-	-	-	-	-	(210,211)	(210,211)	-	(210,211)
Balance at 30 June 2007	194	1,509,906	-	158,892	86,469	2,468,441	4,223,902	-	4,223,902

The accompanying notes on pages 6 to 48 form an integral part of the Interim Financial Information.

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2008

	Unaudited Six months ended 30 June	
	2008	2007
	RMB'000	RMB'000
Net cash flows from operating activities	1,045,053	507,239
Net cash flows used in investing activities	(1,333,843)	(340,014)
Net cash flows used in financing activities	(321,588)	(159,323)
Net (decrease) / increase in cash and cash equivalents	(610,378)	7,902
Cash and cash equivalents at beginning of period	2,948,757	1,844,320
Exchange losses on cash and cash equivalents	(74,961)	(12,447)
Cash and cash equivalents at end of period	2,263,418	1,839,775
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	1,331,143	978,389
Short-term highly liquid investments with initial term of three months or less	932,275	861,386
	2,263,418	1,839,775

The accompanying notes on pages 6 to 48 form an integral part of the Interim Financial Information.

Notes to the Interim Financial Information

1 General information

The Company is incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

2 Basis of preparation and presentation

The condensed consolidated balance sheet as at 30 June 2008 and the related condensed consolidated income statement for the three and six months ended 30 June 2008, and condensed consolidated statements of changes in shareholders' equity and cash flow for the six months ended 30 June 2008 (collectively defined as the "Interim Financial Information") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, *"Interim Financial Reporting"* issued by the International Accounting Standards Board.

3 Significant accounting policies

The Interim Financial Information should be read in conjunction with the annual consolidated financial statements of the Group for the year ended 31 December 2007 (the "2007 Financial Statements") as set out in the 2007 annual report of the Company dated 19 March 2008.

The accounting policies and method of computation used in the preparation of the Interim Financial Information are consistent with those used in the 2007 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets held for trading and derivative financial instruments.

3 Significant accounting policies (Continued)

(a) Assessment and adoption of new interpretations

The following new interpretations to existing standards have been published and are mandatory for the financial year ending 31 December 2008.

IFRIC 11	IFRS 2 - Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Management has assessed the relevance of these new interpretations with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

1) IFRIC 11 – provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. The Group has applied this interpretation from 1 January 2008 and management considers that this interpretation does not have a significant impact on the Group's financial statements;

2) IFRIC 12 – applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12 is not relevant to the Group's operations because none of the Group's companies provide public sector services;

3) IFRIC 14 – provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Group has applied this interpretation from 1 January 2008 and management considers that this interpretation does not have a significant impact on the Group's financial statements.

Notes to the Interim Financial Information (Continued)

3 Significant accounting policies (Continued)

(b) Standards, interpretations and amendments to published standards which are not yet effective

The following new standards, interpretations and amendments to the existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 July 2008 or later periods:

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Amendment)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 and IAS 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation
IFRS 2 (Amendment)	Share-based Payment Vesting Conditions and Cancellations
IFRS 3 (Revised)	Business Combination
IFRS 8	Operating Segments
IFRIC 13	Customer Loyalty Programmes
IFRIC 15	Agreement for the Construction of Real Estate
IFRIC 16	Hedges of a Net Investment in a Foreign Operation

The Group has not yet early adopted any of the above standards, interpretations and amendments. Management is in the process of making assessment on their impacts and is not yet in a position to state what impact they would have on the Group's results of operations and financial position.

3 Significant accounting policies (Continued)

(c) Adoption of other new accounting policy

During the six months ended 30 June 2008, the Group adopted the following new accounting policy:

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policy of associates has been changed where necessary to ensure consistency with the policies adopted by the Group.

4 Financial risk management

4.1 Financial risk factors

The Group's overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group. Risk management is carried out by the senior management of the Group, which included the executive directors of the Group.

Foreign exchange risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government.

The Group's non-RMB monetary assets as at 30 June 2008 are listed below.

Monetary assets	Currency denomination	Unaudited 30 June 2008 RMB'000	Audited 31 December 2007 RMB'000
Non-current assets			
– Held-to-maturity investments	USD	–	73,046
Current assets			
– Held-to-maturity investments	USD	**68,591**	–
– Financial assets held for trading	USD	**409,443**	266,495
– Term deposits with initial term of over three months	USD	–	225
– Term deposits with initial term of over three months	HKD	–	300
– Cash and cash equivalents	USD	**735,353**	1,764,204
– Cash and cash equivalents	HKD	**122,336**	224,678

4 Financial risk management (Continued)

4.1 Financial risk factors (Continued)

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with its deposits and investments. The Group did not purchase any forward contracts to hedge the foreign exchange risk.

During the three and six months ended 30 June 2008, the Group suffered exchange losses of approximately RMB40,918,000 and RMB135,384,000 (during the three and six months ended 30 June 2007: RMB16,160,000 and RMB28,136,000) respectively mainly in translation of HKD and USD denominated monetary assets and financial assets at fair value through profit and loss into RMB, as a result of appreciation in value of RMB against the two currencies. The losses were recorded as finance costs in the condensed consolidated income statement for the three and six months ended 30 June 2008.

As at 30 June 2008, if USD/HKD had strengthened/weakened by 5% against RMB with all other variables held constant, the profit for the three and six months ended 30 June 2008 would have been increased/ decreased by approximately RMB66,786,000, mainly as a result of foreign exchange gains/losses arising from translation of USD/HKD denominated monetary assets, financial assets at fair value through profit and loss.

4.2 Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholder value in the long term.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or redeem the Company's shares.

The Group monitors capital by regularly reviewing the gearing ratio. The gearing ratio is calculated as total liabilities divided by total assets, as shown in the consolidated balance sheet.

4 Financial risk management (Continued)

4.2 Capital risk management (Continued)

The gearing ratios as at 30 June 2008 and 31 December 2007 were as follows:

	Unaudited 30 June 2008 RMB'000	Audited 31 December 2007 RMB'000
Total liabilities	**1,988,869**	1,709,561
Total assets	**8,204,848**	6,985,004
Gearing ratio	**24%**	24%

5 Critical accounting estimates and judgments

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom be equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting period are discussed below.

(a) Recognition of Internet value-added services and mobile and telecommunications value-added services

As mentioned in the 2007 Financial Statements, certain of these services are delivered to the Group's customers through the platforms of various subsidiaries of China Mobile Communications Corporation ("China Mobile") and China United Telecommunications Corporation ("China Unicom"), two mobile phone operators in the PRC. China Mobile and China Unicom collect the related service fees (the "Internet and Mobile Services Fees") on behalf of the Group and then remit them to the Group after deducting commission fee and other charges. As for the Internet and Mobile Service Fees not yet confirmed/advised by the operators at the time of reporting the financial results of the Group, management of the Group estimates the amounts receivable based on historical revenue data and the recent trend of customer payment delinquencies.

5 Critical accounting estimates and judgments (Continued)

(a) Recognition of Internet value-added services and mobile and telecommunications value-added services (Continued)

As at 30 June 2008, the balance of accounts receivable due from China Mobile and China Unicom, which had not been confirmed, was estimated to be RMB228,871,000 (31 December 2007: RMB148,838,000).

Were the actual outcome to differ by 10% from management's estimates, the Group would need to:

- reduce the revenue and accounts receivable by RMB22,887,000 if unfavorable;
- increase the revenue and accounts receivable by RMB22,887,000 if favorable.

(b) Recognition of share-based compensation expenses

The Company has granted share options to its employees. The directors have used the Black-Scholes valuation model (the "BS Model") to determine the total fair value of the options granted, which is to be expensed over the vesting period. Significant judgement on parameters, such as risk free rate, dividend yield and expected volatility, is required to be made by the directors in applying the BS Model.

The fair value of options granted during the six months ended 30 June 2008 determined using the BS Model was approximately HKD114,397,000 (during the six months ended 30 June 2007: HKD169,755,000).

In addition, the Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the option vesting period ("expected retention rate of grantees") in order to determine the amount of share-based compensation expenses charged to the income statement. As at 30 June 2008, the expected retention rate of grantees was assessed to be 87% (31 December 2007: 87%).

If the expected retention rate of grantees had been increased/decreased by 10%, the amount of share-based compensation expenses would be increased/decreased by RMB17,564,000.

5 **Critical accounting estimates and judgments** (Continued)

(c) Recognition of deferred tax assets

Certain intragroup software and technology were sold within the Group. The self-developed software and technology purchased by two subsidiary companies, Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer") and Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan"), from other group companies were initially recorded at the purchase prices as costs and then amortised over their contracted useful lives (the "Amortisation") in their local statutory financial statements, while these transactions were eliminated at the group level.

The Amortisation has been treated as a deductible expense in ascertaining the assessable profits of Tencent Computer and Shiji Kaixuan for tax reporting purposes while the costs of purchase of these assets were eliminated upon preparation of the consolidated financial statements of the Group. As a result, deferred tax assets have been recognised, based on temporary differences arising from the accounting base (at the group level, which is zero) and the tax base of the software and technology involved in these intragroup transactions, at the respective enacted enterprise income tax rates of Tencent Computer and Shiji Kaixuan.

The deferred income tax assets shall be measured at the tax rates that are expected to apply to the period when the asset is realised, and accordingly, management determined the related deferred tax assets based on the new income tax rates applicable to Tencent Computer and Shiji Kaixuan as described in Note 25(a).

As at 30 June 2008, the deferred tax assets so recognised in connection with these transactions were approximately RMB352,133,000 (31 December 2007: RMB287,652,000) (Note 21), which are expected to be recovered by the tax profits to be generated by Tencent Computer and Shiji Kaixuan in future.

5 Critical accounting estimates and judgments (Continued)

(d) Related parties transactions with MIH India Global Internet Limited and MIH India Holdings Limited

On 17 June 2008, the Company entered into (i) a licence agreement (the "Licence Agreement") with MIH India Global Internet Limited ("MIH India Global Internet"); and (ii) an option agreement (the "Option Agreement") with MIH India Holdings Limited ("MIH India Holdings") and MIH India Global Internet. MIH India Holdings and MIH India Global Internet are wholly owned subsidiaries of Naspers Limited, the holding company of MIH China (BVI) Limited ("MIH China"). As MIH China is a substantial shareholder of the Company, such transactions were related parties transactions.

(i) The Licence Agreement

Pursuant to the Licence Agreement, the Company agreed to grant to MIH India Global Internet an irrevocable, perpetual and royalty-free licence to use and to authorise end users to use the licensed materials in the territory of the Republic of India ("India Territory").

The grant of the licence under the Licence Agreement is at nil consideration.

5 Critical accounting estimates and judgments (Continued)

(d) Related parties transactions with MIH India Global Internet Limited and MIH India Holdings Limited (Continued)

(ii) The Option Agreement

Pursuant to the Option Agreement, MIH India Global Internet agreed to grant an irrevocable option (the "Option") to the Company to subscribe up to a specified total number of shares at the agreed exercise price. If the Company exercises the Option in full, it shall subscribe shares which result in the Company owning 50% shareholding of MIH India Global Internet minus one share. Simultaneously with the closing of each tranche of the Option, the Company shall (a) purchase the pro rata loans from the other shareholders of MIH India Global Internet on a pro rata basis, based on the relative amounts of shareholder loans extended to MIH India Global Internet by each such other shareholder as at the relevant closing date of the relevant tranche of the Option; and (b) be assigned the proportional existing loan at no cost.

Upon closing of the first tranche of the Option, the Company and the other two companies shall enter into a shareholders' agreement which will set out the rights and obligations of shareholders of MIH India Global Internet relating to transfer of shares and shareholder loans and the management and operations of MIH India Global Internet and its subsidiaries.

No cost is paid or payable by the Company to acquire the Option.

The above agreements will be deemed as a linked transaction, and accordingly the Option granted to the Company, which should be treated as derivative financial instrument, is deemed as the consideration for the Licence Agreement. The directors of the Company believe that the terms of the above agreements are on normal commercial terms and are fair and reasonable. Furthermore, based on the preliminary analysis on the historical operating results of MIH India Global Internet, the directors of the Company considered that the Option has no value as at the date of the above agreements. Therefore, the Company did not recognise the Option, and the corresponding credit side, in the Interim Financial Information as at 30 June 2008.

6 Segment information

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three and six months ended 30 June 2008 and 2007 is presented as follows:

	Unaudited Three months ended 30 June 2008				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	1,037,042	338,311	222,790	1,635	1,599,778
Segment result (gross profit/(loss))	767,798	220,550	169,134	(10,773)	1,146,709
Other gains, net					25,855
Selling and marketing expenses					(100,212)
General and administrative expenses					(307,059)
Operating profit					765,293
Finance costs					(40,918)
Share of losses of associates					(1,558)
Profit before income tax					722,817
Income tax expense					(70,618)
Profit for the period					652,199

Notes to the Interim Financial Information (Continued)

6 Segment information (Continued)

	Unaudited Three months ended 30 June 2007				
	Internet value-added services RMB'000	Mobile and telecomm-unications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	546,235	206,036	114,599	1,146	868,016
Segment result (gross profit/(loss))	400,480	129,766	78,829	(7,100)	601,975
Other gains, net					23,315
Selling and marketing expenses					(70,870)
General and administrative expenses					(192,017)
Operating profit					362,403
Finance costs					(16,690)
Profit before income tax					345,713
Income tax expense					(11,227)
Profit for the period					334,486

6 Segment information (Continued)

	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
	Unaudited Six months ended 30 June 2008				
Revenues	2,035,775	626,602	367,370	2,942	3,032,689
Segment result (gross profit/(loss))	1,531,989	404,882	274,223	(19,939)	2,191,155
Other gains, net					73,303
Selling and marketing expenses					(186,146)
General and administrative expenses					(575,701)
Operating profit					1,502,611
Finance costs					(135,384)
Share of losses of associates					(1,558)
Profit before income tax					1,365,669
Income tax expense					(171,458)
Profit for the period					1,194,211

6 Segment information (Continued)

	Unaudited Six months ended 30 June 2007				
	Internet value-added services RMB'000	Mobile and telecomm-unications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	1,048,022	402,580	188,667	1,808	1,641,077
Segment result (gross profit/(loss))	779,242	248,817	123,016	(13,558)	1,137,517
Other gains, net					57,328
Selling and marketing expenses					(141,080)
General and administrative expenses					(363,994)
Operating profit					689,771
Finance costs					(29,195)
Profit before income tax					660,576
Income tax expense					(35,921)
Profit for the period					624,655

7 Capital expenditure

	Unaudited				
	Fixed assets RMB'000	Construction in progress RMB'000	Investment property RMB'000	Leasehold land and land use rights RMB'000	Intangible assets RMB'000
Net book amount at 1 January 2008	839,256	112,232	66,414	36,796	451,554
Business combination	7	-	-	-	1,339
Additions	284,277	93,186	-	-	29,087
Transfer	4,966	(4,966)	-	-	-
Disposals	(5,058)	-	-	-	-
Depreciation/ Amortisation charge	(113,268)	-	(716)	(375)	(29,972)
Net book amount at 30 June 2008	**1,010,180**	**200,452**	**65,698**	**36,421**	**452,008**

8 Investment in associates

	Unaudited Net book amount RMB'000
Balance at 1 January 2008	–
Acquisition of associates	333,974
Share of losses of associates	(1,558)
Balance at 30 June 2008	332,416

During the six months ended 30 June 2008, the Group acquired 20.02% equity interests in an online game company in Vietnam, 25% equity interests in a venture capital fund in Korea, and 30% equity interests in a mobile game developer in the PRC.

The directors of the Company are in the process of assessing the fair values of identified assets, liabilities and contingent liabilities, and the relevant goodwill in these acquired associates but they do not expect that any gain would be recognised as a result of performing such assessment.

9 Held-to-maturity investments

As at 30 June 2008, the held-to-maturity investments represented a USD Constant Maturity Treasury Linked Bond ("CMT Linked Bond") with a principal amount of USD10,000,000. The return on CMT Linked Bond is at variable annual coupon rates over a period of two years maturing in 2009.

There were no disposals or impairment provision made against the held-to-maturity investments during the six months ended 30 June 2008.

10 Available-for-sale financial assets

As at 30 June 2008, available-for-sale financial assets mainly represented investments in 15% equity interests in an online game company in PRC, and 5.25% equity interests in an online game company in the United States. Based on an assessment made by the directors of the Company, the carrying amounts of these financial assets approximated to their fair values and no revaluation reserve/deficit or impairment provision was required to be recognised at 30 June 2008 as there had not been any significant events occurred during the six months ended 30 June 2008 that would have led to material changes in the underlying fair values of these assets.

11 Other long-term assets

As at 30 June 2008 and 31 December 2007, other long-term assets comprised running royalty fee for an online game. The decrease in other long-term assets was mainly due to that the current portion of the running royalty fee has been included as part of "prepayments, deposits and other receivables" (Note 13) grouped under current assets.

12 Accounts receivable

	Unaudited 30 June 2008 RMB'000	Audited 31 December 2007 RMB'000
0 - 30 days	**559,014**	266,553
31 days - 60 days	**35,320**	103,600
61 days - 90 days	**86,680**	51,362
Over 90 days but less than a year	**217,993**	114,013
	899,007	535,528

The receivable balances as at 30 June 2008 mainly represented the amounts due from China Mobile, China Unicom, China Telecommunications Corporation and their branches, subsidiaries and affiliates ("Mobile and Telecom Operators"), and advertising customers located in the PRC. The Group has no formal credit periods communicated to Mobile and Telecom Operators. These customers usually settle the amounts due to it within a period of 30 to 120 days. Advertising customers usually have a credit period of 30 to 90 days.

The directors of the Company consider that the carrying value of the receivable balances approximated to its fair value as at 30 June 2008.

The accounts receivable does not contain impaired assets as at 30 June 2008 and 31 December 2007.

13 Prepayments, deposits and other receivables

	Unaudited 30 June 2008 RMB'000	Audited 31 December 2007 RMB'000
Included in non-current assets:		
Prepayment for purchase of a property (Note (i))	**201,167**	–
Included in current assets:		
Current portion of running royalty fee for an online game (Note 11)	**122,412**	–
Prepaid expenses	**39,501**	31,317
Advances to suppliers	**13,610**	23,630
Rental deposits and other deposits	**30,041**	22,757
Staff advances	**1,210**	18,907
Refundable value-added tax ("VAT") (Note (ii))	**9,800**	9,800
Others	**62,792**	23,995
	279,366	130,406
	480,533	130,406

13 Prepayments, deposits and other receivables (Continued)

Note:

(i) On 15 May 2008, the Group entered into an agreement to purchase a property located in Shanghai City. The total cash consideration is approximately RMB335,271,000, of which RMB201,167,000 has been paid before 30 June 2008 in accordance with the payment terms of the agreement.

(ii) According to a notice of the relevant government authority in the PRC, Caishui 2000 No. 25, the excess of VAT paid over 3% of the consideration of the software products developed and sold by an ordinary VAT payer would be immediately refunded by the tax bureau. The amounts as at 30 June 2008 represented the amounts yet to be refunded by the local tax authority.

All prepayments, deposits and other receivables are denominated in RMB.

The prepayments, deposits and other receivables do not contain impaired assets.

14 Financial assets held for trading

Financial assets held for trading as at 30 June 2008 represented principal protected notes. The fair values of the principal protected notes as at 30 June 2008 were determined with reference to the respective published price quotations in the active market.

15 Share capital, share premium, shares held for share award scheme and share-based compensation reserve

Movements of the issued share capital, share premium, shares held for share award scheme and share-based compensation reserve for the six months ended 30 June 2008 and 2007 were as follows:

	Number of ordinary shares	Share capital RMB'000	Share premium RMB'000	Shares held for share award scheme RMB'000	Share-based compensation reserve RMB'000	Total RMB'000
At 1 January 2007	1,768,451,768	192	1,459,020	-	118,078	1,577,290
Employee share option scheme:						
- value of employee services	-	-	-	-	40,814	40,814
- number of shares issued and proceeds received	13,838,725	2	50,886	-	-	50,888
At 30 June 2007	1,782,290,493	194	1,509,906	-	158,892	1,668,992
At 1 January 2008	1,788,574,647	194	1,455,854	-	220,230	1,676,278
Employee share option scheme:						
- value of employee services	-	-	-	-	67,741	67,741
- number of shares issued and proceeds received (Note (i))	10,948,191	1	51,558	-	-	51,559
Repurchase and cancellation of shares	(2,772,600)	-	(105,126)	-	-	(105,126)
Share purchased for share award scheme (Note (ii))	-	-	-	(10,218)	-	(10,218)
At 30 June 2008	1,796,750,238	195	1,402,286	(10,218)	287,971	1,680,234

As at 30 June 2008, the total number of authorised ordinary shares is 10,000,000,000 shares with par value of HKD0.0001 per share.

As at 30 June 2008, all issued shares were fully paid.

15 Share capital, share premium, shares held for share award scheme and share-based compensation reserve (Continued)

Note:

(i) During the six months ended 30 June 2008, a total of 4,027,362 Pre-IPO options were exercised at exercise prices ranging from USD0.0497 to USD0.4396. In addition, a total of 6,920,829 Post-IPO options were exercised at exercise prices ranging from HKD3.6650 to HKD31.7500.

(ii) During the six months ended 30 June 2008, the Trustee acquired 196,000 shares of the Company on the open market for the purpose of the share award scheme (Note 16(b)). The total amount paid was HKD11,437,000 and has been deducted from shareholder's equity.

16 Share option and share award schemes

(a) Share option schemes

The Company adopted share option schemes for the purpose of providing incentives and rewards to its directors, executives or officers, employees, consultants and other eligible persons:

(i) Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")

The Pre-IPO Option Scheme was adopted by the Company on 27 July 2001. As at the listing of the Company on 16 June 2004, all options under the Pre-IPO Option Scheme had been granted.

(ii) Post-IPO Share Option Scheme I (the "Post-IPO Option Scheme I")

On 24 March 2004, the Company adopted the Post-IPO Option Scheme I in which the Board may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares in the Company at a price determined by it pursuant to the terms of the scheme. The Post-IPO Option Scheme I will remain in force for a period of ten years, commencing on the adoption date.

The Post-IPO Option Scheme I was terminated upon the adoption of a new post IPO share option scheme mentioned below.

16 Share option and share award schemes (Continued)

(a) Share option schemes (Continued)

(iii) Post-IPO Share Option Scheme II (the "Post-IPO Option Scheme II")

On 16 May 2007, the Company adopted the Post-IPO Option Scheme II. The Board may, at its discretion, grant options to any eligible person to subscribe for shares in the Company. The Post-IPO Option Scheme II shall be valid and effective for a period of ten years commencing after its date of adoption.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme II and any other share option schemes of the Company shall not exceed 5% of the issued shares as at the date of shareholders' approval of the Post-IPO Option Scheme II (the "Scheme Mandate Limit"). Options lapsed in accordance with the terms of the Post-IPO Option Scheme II shall not be counted for the purpose of calculating the 5% limit. The Company may refresh the Scheme Mandate Limit by ordinary resolution of the shareholders passed in general meeting, provided that the Scheme Mandate Limit so refreshed shall not exceed 5% of the issued shares as at the date the shareholders approve the refreshing of such Scheme Mandate Limit. Options previously granted under any existing schemes (including options outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) shall not be counted for the purpose of calculating the limit as refreshed. Options granted under the Post-IPO Option Scheme II will expire no later than the last day of a seven-year period after the date of grant of options (subject to early termination as set out in the terms of the Post-IPO Option Scheme II).

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Post-IPO Option Scheme II and any other share option schemes of the Company (including the Pre-IPO Option Scheme and the Post-IPO Option Scheme I) must not in aggregate exceed 30% of the issued shares of the Company from time to time.

16 Share option and share award schemes (Continued)

(a) Share option schemes (Continued)

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Post-IPO Option Scheme II and any other share option schemes of the Company (whether exercised, cancelled or outstanding) to any eligible person in any 12-month period shall not exceed 1% of the issued shares from time to time unless such grant has been duly approved by an ordinary resolution of the shareholders in general meeting at which the relevant eligible person and his associates are abstained from voting. In calculating the aforesaid limit of 1%, options that have lapsed shall not be counted.

(1) Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Option Scheme		Post-IPO Option Scheme I		Post-IPO Option Scheme II		Total
	Average exercise price	No. of options	Average exercise price	No. of options	Average exercise price	No. of options	No. of options
At 1 January 2007	USD0.1010	19,006,964	HKD8.4787	62,362,775	–	–	81,369,739
Granted	–	–	HKD25.2600	3,110,000	HKD31.7954	10,686,640	13,796,640
Exercised	USD0.1044	(6,790,610)	HKD6.4884	(7,048,115)	–	–	(13,838,725)
Lapsed	USD0.1967	(274,424)	HKD7.6101	(692,999)	–	–	(967,423)
At 30 June 2007	USD0.0968	11,941,930	HKD9.6361	57,731,661	HKD31.7954	10,686,640	80,360,231
At 1 January 2008	**USD0.1039**	**8,748,862**	**HKD9.8131**	**50,196,082**	**HKD32.4668**	**17,435,676**	**76,380,620**
Granted	**–**	**–**	**–**	**–**	**HKD48.2972**	**7,288,977**	**7,288,977**
Exercised	**USD0.1046**	**(4,027,362)**	**HKD7.4123**	**(6,838,989)**	**HKD31.7500**	**(81,840)**	**(10,948,191)**
Lapsed	**–**	**–**	**HKD7.9551**	**(724,312)**	**HKD48.8305**	**(1,811,492)**	**(2,535,804)**
At 30 June 2008	**USD0.1033**	**4,721,500**	**HKD10.2298**	**42,632,781**	**HKD36.2249**	**22,831,321**	**70,185,602**

During the six months ended 30 June 2008, no share options were granted to any director of the Company.

16 Share option and share award schemes (Continued)

(a) Share option schemes (Continued)

(1) Movements in share options (Continued)

Out of the 70,185,602 share options outstanding as at 30 June 2008 (30 June 2007: 80,360,231 share options), 16,095,886 share options (30 June 2007: 17,604,048 share options) were exercisable as at 30 June 2008.

Share options exercised during the six months ended 30 June 2008 resulted in 10,948,191 ordinary shares issued (Note 15). The weighted average price of the shares at the time these share options were exercised was HKD53.90 (equivalent to approximately RMB48.82) per share.

(2) Outstanding share options

Details of the expiry dates, exercise prices and the respective numbers of share options which remained outstanding as at 30 June 2008 and 31 December 2007 are as follows:

Expiry Date	Range of Exercise Price	30 June 2008	31 December 2007
31 December 2011			
(Pre-IPO Option	USD0.0497	3,685,700	6,396,400
Scheme)	USD0.1967-USD0.4396	1,035,800	2,352,462
		4,721,500	8,748,862
10 years commencing from the adoption date of 24 March 2004			
(Post-IPO Option	HKD3.6650-HKD8.3500	25,873,533	31,960,622
Scheme I)	HKD11.5500-HKD25.2600	16,759,248	18,235,460
		42,632,781	50,196,082
7 years commencing from date of grant of options (Post-IPO Option Scheme II)	HKD31.7500-HKD49.9500	22,831,321	17,435,676
		70,185,602	76,380,620

Notes to the Interim Financial Information (Continued)

16 Share option and share award schemes (Continued)

(a) Share option schemes (Continued)

(3) Fair values of options

The fair values of the options granted to employees, determined using the BS Model, during the period from 1 January 2007 to 30 June 2008 are as follows:

Date of grant	Fair value of options	No. of options granted	Exercise price	Closing share price at date of grant	Risk free rate (Note (i))	Dividend yield (Note (ii))	Expected volatility (Note (iii))	Exercisable date
4/4/2007	HKD 23,873,000	2,510,000	HKD25.26	HKD25.25	3.99%	1.03%	48%	Based on option grant date (Note (iv))
4/4/2007	HKD 6,048,000	600,000	HKD25.26	HKD25.25	3.99%	1.03%	48%	Based on the commencement date of employment (Note (v))
17/5/2007	HKD 43,127,000	3,593,400	HKD31.75	HKD31.75	4.09%	1.03%	48%	Based on option grant date (Note (iv))
17/5/2007	HKD 48,282,000	3,611,240	HKD31.75	HKD31.75	4.09%	1.03%	48%	Based on option grant date (Note (vi))
17/5/2007	HKD 33,030,000	2,300,000	HKD31.75	HKD31.75	4.09%	1.03%	48%	Based on option grant date (Note (vii))
28/5/2007	HKD 622,000	50,000	HKD32.63	HKD32.60	4.40%	1.03%	48%	Based on option grant date (Note (iv))
15/6/2007	HKD 5,807,000	475,000	HKD32.14	HKD31.90	4.74%	1.03%	48%	Based on option grant date (Note (iv))
15/6/2007	HKD 8,966,000	657,000	HKD32.14	HKD31.90	4.74%	1.03%	48%	Based on option grant date (Note (vi))
5/7/2007	HKD 37,690,000	2,700,000	HKD33.05	HKD33.05	4.66%	1.03%	47%	Based on option grant date (Note (vi))
5/7/2007	HKD 49,529,000	3,300,000	HKD33.05	HKD33.05	4.66%	1.03%	47%	Based on option grant date (Note (vii))
17/8/2007	HKD 5,796,000	561,800	HKD33.74	HKD30.30	4.30%	1.03%	47%	Based on option grant date (Note (iv))
17/8/2007	HKD 1,128,000	96,400	HKD33.74	HKD30.30	4.30%	1.03%	47%	Based on option grant date (Note (vi))

16 Share option and share award schemes (Continued)

(a) Share option schemes (Continued)

(3) Fair values of options (Continued)

Date of grant	Fair value of options	No. of options granted	Exercise price	Closing share price at date of grant	Risk free rate (Note (i))	Dividend yield (Note (ii))	Expected volatility (Note (iii))	Exercisable date
25/9/2007	HKD 741,000	42,990	HKD45.50	HKD45.50	4.16%	1.03%	48%	Based on option grant date (Note (iv))
25/9/2007	HKD 211,000	10,990	HKD45.50	HKD45.50	4.16%	1.03%	48%	Based on option grant date (Note (vi))
27/11/2007	HKD 1,637,000	90,755	HKD49.85	HKD49.20	2.92%	1.03%	49%	Based on option grant date (Note (iv))
27/11/2007	HKD 574,000	28,571	HKD49.85	HKD49.20	2.92%	1.03%	49%	Based on option grant date (Note (vi))
29/1/2008	HKD 73,154,000	4,243,350	HKD46.50	HKD46.50	2.38%	1.03%	50%	Based on option grant date (Note (iv))
29/1/2008	HKD 23,324,000	1,306,600	HKD46.50	HKD46.50	2.38%	1.03%	50%	Based on option grant date (Note (viii))
29/1/2008	HKD 6,318,000	330,167	HKD46.50	HKD46.50	2.38%	1.03%	50%	Based on option grant date (Note (vi))
18/2/2008	HKD 3,372,000	182,070	HKD49.95	HKD49.95	2.39%	1.03%	50%	Based on option grant date (Note (iv))
25/3/2008	HKD 6,565,000	416,990	HKD42.65	HKD42.65	2.24%	1.03%	50%	Based on option grant date (Note (iv))
11/4/2008	HKD 872,000	51,820	HKD47.72	HKD46.50	2.30%	1.03%	50%	Based on option grant date (Note (iv))
11/4/2008	HKD 382,000	20,390	HKD47.72	HKD46.50	2.30%	1.03%	50%	Based on option grant date (Note (vi))
11/4/2008	HKD 410,000	20,390	HKD47.72	HKD46.50	2.30%	1.03%	50%	Based on option grant date (Note (vii))

16 Share option and share award schemes (Continued)

(a) Share option schemes (Continued)

(3) Fair values of options (Continued)

Note:

(i) The risk free rate was determined based on the yield to maturity of Hong Kong Government Bonds with maturity in December 2011, June 2012, May 2013, August 2013, November 2013 or June 2015 as at the date of valuation.

(ii) Dividend yield is estimated based on the Company's historical dividend yield.

(iii) Volatility, measured as the standard deviation of expected share price returns, is determined based on the average daily trading price volatility of the shares of the Company and comparable companies since their IPO to the valuation date.

(iv) For options granted with exercisable date determined based on the grant date of the options, the first 20% of the option can be exercised one year after the grant date, and then each 20% of the total options will become exercisable in each subsequent year.

(v) For options granted with exercisable date determined based on the commencement date of employment, the first 20% of the option can be exercised two years after the commencement date of employment, and then each 20% of the total options will become exercisable in each subsequent year.

(vi) For options granted with exercisable date determined based on the grant date of the options, the first 20% of the option can be exercised two years after the grant date, and then each 20% of the total options will become exercisable in each subsequent year.

(vii) For options granted with exercisable date determined based on the grant date of the options, the first 20% of the option can be exercised three years after the grant date, and then each 20% of the total options will become exercisable in each subsequent year, except the last 20% of the total options which will become exercisable in the eleventh month after the fourth 20% of the total options become exercisable.

(viii) For options granted with exercisable date determined based on the grant date of the options, the first 20% of the option can become exercisable on 17 May 2009, and then each 20% of the total options will become exercisable in each subsequent year.

16 Share option and share award schemes (Continued)

(a) Share option schemes (Continued)

(4) Expected retention rate of grantees

The expected yearly percentage of employees that will stay within the Group at the end of the vesting period is estimated with reference to the historical employee information, and is assessed to be 87%. The rate has been used to determine the amount of share-based compensation expenses reported in the Interim Financial Information.

(b) Share award scheme

On 13 December 2007 (the "Adoption Date"), the Company adopted a share award scheme (the "Share Scheme"). The Board may, at its absolute discretion, select any eligible persons (the "Awarded Persons") to participate in the Share Scheme.

Pursuant to the Share Scheme, ordinary shares of the Company will be acquired by an independent trustee (the "Trustee") at the cost of the Company or shares will be allotted to the Trustee under general mandates granted or to be granted by shareholders of the Company at general meetings from time to time. These shares will be held in trust for the Awarded Persons by the Trustee until the end of each vesting period. Vested shares will be transferred at no cost to the Awarded Persons.

Unless early terminated by the Board, the Share Scheme shall be valid and effective for a term of ten years commencing on the Adoption Date.

The number of shares to be awarded under the Share Scheme throughout its duration shall not exceed 2% of the issued share capital of the Company as at the Adoption Date. The maximum number of shares which may be awarded to an Awarded Person under the Share Scheme shall not exceed 1% of the issued share capital of the Company as at the Adoption Date.

During the six months ended 30 June 2008, the Company established a trust (the "Trust") in Hong Kong for the purpose of holding the Company's shares for the benefit of Award Persons under the Share Scheme. As the Company has the power to govern the financial and operating policies of the Trust and can derive benefits from the contributions of the employees who have been awarded with the shares through their continued employment with the Group, the directors of the Company consider that it is appropriate to consolidate the Trust in accordance with the requirements of IFRS.

For the six months ended 30 June 2008, the Company contributed HKD11,839,000 to the Trust for its acquisition of the Company's shares and 196,000 shares of the Company were acquired by the Trustee, of which 195,760 shares were granted. No share was granted under the Share Scheme to the director of the Company.

17 Accounts payable

Accounts payable and their ageing analysis are as follows:

	Unaudited 30 June 2008 RMB'000	Audited 31 December 2007 RMB'000
0 - 30 days	**218,307**	63,811
31 days - 60 days	**663**	11,964
61 days - 90 days	**9,634**	14,495
Over 90 days but less than a year	**26,842**	26,792
	255,446	117,062

18 Other payables and accruals

	Unaudited 30 June 2008 RMB'000	Audited 31 December 2007 RMB'000
Staff costs and welfare accruals	**240,421**	233,466
Marketing and administrative expenses accruals	**142,285**	123,374
Payables for running royalty fee	**–**	146,092
Prepayments received from customers	**31,154**	25,117
Deposits from customer-to -customer business	**72,199**	61,210
Considerations payable for acquisition of an associate	**30,915**	–
Professional fees accruals	**12,810**	10,516
Others	**73,953**	69,419
	603,737	669,194

19 Borrowing

	Unaudited 30 June 2008 RMB'000	Audited 31 December 2007 RMB'000
Short-term bank borrowing	**292,184**	292,184

The principal amount of the bank borrowing is USD40,000,000 and the interest rate is 6.1013% per annum. The borrowing will mature in October 2008 and be repaid in full in USD, which will be purchased with RMB at a fixed exchange rate through a foreign exchange forward contract entered into with the same bank at the time when the loan was extended to the Group. The bank borrowing denominated in USD and foreign exchange forward contract will be deemed as a linked transaction and accordingly, the bank borrowing was treated as a bank borrowing denominated in RMB.

In addition, the bank borrowing is also secured by pledge of restricted cash of RMB300,000,000.

The Group borrowed the bank loan and entered the forward contract on the known position that, despite the interest expenses to be incurred, it will benefit from the net fixed exchange gains and the related interest income from the restricted cash.

The fair value of the short-term bank borrowing approximated to its carrying amount as at 30 June 2008.

20 Deferred revenue

Deferred revenue mainly represents service fees prepaid by customers for certain Internet value-added services of which the related services have not been rendered as at 30 June 2008.

21 Deferred income taxes

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rates which are expected to apply at the time of reversal of the temporary differences.

The gross movements in the deferred tax account were as follows:

	Unaudited 30 June 2008 RMB'000	Unaudited 30 June 2007 RMB'000
At beginning of period	**227,708**	113,701
Business combinations	**(315)**	(860)
Credit to income statement	**73,876**	6,670
At end of period	**301,269**	119,511

The movements of deferred tax assets were as follows:

Deferred tax assets:

	Deferred tax assets arising from intra-group software and technology sales RMB'000 (Note (a))	Deferred tax assets for tax losses RMB'000	Total RMB'000
At 1 January 2007	130,522	–	130,522
Business combinations	–	2,137	2,137
Credit to income statement	28,163	–	28,163
Charge to income statement	(18,757)	(217)	(18,974)
At 30 June 2007	139,928	1,920	141,848
At 1 January 2008	**287,652**	-	**287,652**
Credit to income statement	**98,404**	-	**98,404**
Charge to income statement	**(33,923)**	-	**(33,923)**
At 30 June 2008	**352,133**	-	**352,133**

21 Deferred income taxes (Continued)

Note (a):

The deferred tax assets recognised are related to the temporary differences arising from certain intra-group software and technology sales transactions enacted (Note 5(c)). The credit to the income statement represent the tax impact of originating temporary differences arising from these software sales, while the charge to income statement represents the tax impact of the reversal of the temporary differences as a result of the amortisation of the costs of these software and technology.

The movements of deferred tax liabilities were as follows:

Deferred tax liabilities:

	Transfer of surplus cash RMB'000 (Note (b))	Intangible assets acquired in business combination at fair values RMB'000	Total RMB'000
At 1 January 2007	(4,688)	(12,133)	(16,821)
Business combinations	–	(2,997)	(2,997)
(Charge)/credit to income statement	(4,023)	1,504	(2,519)
At 30 June 2007	(8,711)	(13,626)	(22,337)
At 1 January 2008	**(7,631)**	**(52,313)**	**(59,944)**
Business combination	**–**	**(315)**	**(315)**
Credit to income statement	**7,407**	**1,988**	**9,395**
At 30 June 2008	**(224)**	**(50,640)**	**(50,864)**

Note (b):

The Group recognised deferred tax liabilities in respect of the relevant taxes that may arise from the transfer of surplus cash generated from profits derived from Tencent Computer and Shiji Kaixuan, in which the Company has indirect beneficial interests, through contractual agreements.

Notes to the Interim Financial Information (Continued)

22 Other gains, net

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2008	2007	2008	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Interest income	**22,066**	22,070	**47,300**	42,052
Fair value (losses)/gains on financial assets held for trading	**(942)**	(1,308)	**4,641**	730
Government subsidies (Note)	**25,680**	1,782	**39,780**	13,258
Donation to a charity fund established by the Group	**(20,000)**	–	**(20,000)**	–
Others	**(949)**	771	**1,582**	1,288
	25,855	23,315	**73,303**	57,328

Note:

The government subsidies for the six months ended 30 June 2008 mainly represented the tax refund for reinvestment.

23 Expenses by nature

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2008	2007	2008	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Employee benefit expenses (Note)	326,228	163,881	591,204	319,114
Mobile and telecom charges and bandwidth and server custody fees	252,057	154,421	478,736	257,956
Promotion and advertising expenses	43,147	38,438	75,288	75,688
Depreciation of fixed assets (Note)	59,996	34,352	113,268	65,550
Travelling and entertainment expenses	16,106	19,877	35,886	38,843
Operating lease rentals in respect of office buildings	21,441	19,732	43,921	34,338
Amortisation of intangible assets	18,267	11,204	29,972	18,201
VAT paid upon transfer of software within the Group	2,100	2,250	2,100	2,250
Other expenses	120,998	84,773	233,006	196,694
Total cost of revenues, selling and marketing expenses and general and administrative expenses	860,340	528,928	1,603,381	1,008,634

Note:

Research and development expenses were RMB164,183,000 and RMB297,371,000 for the three and six months ended 30 June 2008 (for the three and six months ended 30 June 2007: RMB82,971,000 and RMB163,100,000, respectively). The expenses included employee benefit expenses of RMB127,474,000 and depreciation of fixed assets of RMB33,160,000 for the three months ended 30 June 2008 (for the three months ended 30 June 2007: RMB68,402,000 and RMB13,328,000, respectively) and employee benefit expenses of RMB230,335,000 and depreciation of fixed assets of RMB61,182,000 for the six months ended 30 June 2008 (for the six months ended 30 June 2007: RMB134,902,000 and RMB25,202,000, respectively).

The Group did not capitalise any research and development expenses for the three and six months ended 30 June 2008 (for the three and six months ended 30 June 2007: Nil).

24 Finance costs

Finance costs for the three and six months ended 30 June 2008 represent foreign exchange losses arising from the translation of non-RMB denominated monetary assets.

25 Tax expenses

(a) Income tax

(i) Cayman Islands and British Virgin Islands Profits Tax

The Group has not been subject to any taxation in these jurisdictions for the three and six months ended 30 June 2008 and 2007.

(ii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three and six months ended 30 June 2008 and 2007.

(iii) PRC Enterprise Income Tax ("EIT")

EIT is provided on the assessable income of entities within the Group incorporated in the PRC for the three and six months ended 30 June 2008 and 2007, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Pursuant to the PRC Enterprise Income Tax Law passed by the Tenth National People's Congress on 16 March 2007, the new enterprise income tax for domestic and foreign enterprises is unified at 25%, effective 1 January 2008. In addition, the PRC Enterprise Income Tax Law also provides a five-year transitional period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower income tax rate under the then effective tax laws or regulations.

25 Tax expenses (Continued)

(a) Income tax (Continued)

(iii) PRC Enterprise Income Tax ("EIT") (Continued)

On 26 December 2007, the State Council issued the "Circular to Implementation the Transition Preferential Policies for the Enterprise Income Tax". Pursuant to this Circular, the transitional income tax rates for the Group's subsidiaries established in the Shenzhen Special Economic Zone ("Shenzhen") or the Beijing High Technology Zone before 16 March 2007 are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Other tax preferential treatments such as reduction of 50% in income tax rate shall be based on the above transitional income tax rate in that year.

The taxation charges of the Group for the three and six months ended 30 June 2008 and 2007 are analysed as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2008	2007	**2008**	2007
	RMB'000	RMB'000	**RMB'000**	RMB'000
PRC current tax	**115,097**	29,878	**245,334**	42,591
Deferred tax	**(44,479)**	(18,651)	**(73,876)**	(6,670)
	70,618	11,227	**171,458**	35,921

Notes to the Interim Financial Information (Continued)

25 Tax expenses (Continued)

(a) Income tax (Continued)

(iii) PRC Enterprise Income Tax ("EIT") (Continued)

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 18% for the three and six months ended 30 June 2008 (for the three and six months ended 30 June 2007: 15%), the tax rate applicable in Shenzhen and the Beijing High Technology Zone of the PRC for 2008, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 30 June		**Unaudited Six months ended 30 June**	
	2008 RMB'000	2007 RMB'000	**2008 RMB'000**	2007 RMB'000
Profit before income tax	**722,817**	345,713	**1,365,669**	660,576
Add: Share of losses of associates	**1,558**	-	**1,558**	-
	724,375	345,713	**1,367,227**	660,576
Tax calculated at a tax rate of 18% (for the three and six months ended 30 June 2007: 15%)	**130,388**	51,857	**246,101**	99,086
Income not subject to tax	**(3,097)**	-	**(3,097)**	-
Effects of different tax rates available to different companies of the Group	**1,105**	2,837	**5,255**	4,522
Effects of tax holiday on assessable profit of subsidiaries	**(61,456)**	(38,367)	**(83,645)**	(74,836)
Expenses not deductible for tax purposes	**3,852**	2,295	**14,739**	8,553
(Utilisation of previously unrecognised deferred tax assets)/unrecognised deferred tax assets	**(174)**	(7,395)	**(7,895)**	(1,404)
Tax charge	**70,618**	11,227	**171,458**	35,921

25 Tax expenses (Continued)

(b) VAT, Business tax and related taxes

The operations of the Group are also subject to the following taxes in the PRC:

Category	Tax rate	Basis of levy
VAT	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

26 Earnings per share

Basic

Basic earnings per share ("EPS") are calculated by dividing the profit attributable to equity holders of the Company for the periods by the weighted average number of ordinary shares in issue during each period.

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2008	2007	2008	2007
Profit attributable to equity holders of the Company for the period (RMB'000)	643,979	334,486	1,178,357	624,655
Weighted average number of ordinary shares in issue (thousand shares)	1,794,673	1,779,162	1,794,163	1,775,764
Basic EPS (RMB per share)	0.359	0.188	0.657	0.352

26 Earnings per share (Continued)

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options and shares granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2008	2007	2008	2007
Profit attributable to equity holders of the Company for the period (RMB'000)	**643,979**	334,486	**1,178,357**	624,655
Weighted average number of ordinary shares in issue (thousand shares)	**1,794,673**	1,779,162	**1,794,163**	1,775,764
Adjustments for share options (thousand shares)	**50,490**	53,536	**51,224**	56,064
Adjustments for awarded shares (thousand shares)	**95**	–	**47**	–
Weighted average number of ordinary shares for the calculation of diluted EPS (thousand shares)	**1,845,258**	1,832,698	**1,845,434**	1,831,828
Diluted EPS (RMB per share)	**0.349**	0.183	**0.639**	0.341

27 Dividends

A final dividend for 2007 of HKD0.16 per share, totalling approximately HKD286,990,000 (equivalent to RMB257,803,000) (final dividend for 2006: HKD213,369,000 (equivalent to approximately RMB210,211,000)) was proposed pursuant to a resolution passed by the Board on 19 March 2008 and was approved by the shareholders at the annual general meeting held on 14 May 2008. Such dividends had been paid as at 30 June 2008.

No payment of interim dividend was recommended for the six months ended 30 June 2008 (for the six months ended 30 June 2007: Nil).

28 Commitments

(a) Capital commitments

Capital commitments as at the balance sheet date are analysed as follows:

	Unaudited 30 June 2008 RMB'000	Audited 31 December 2007 RMB'000
Contracted:		
Construction of buildings	**314,775**	132,813
Purchase of other fixed assets	**171,308**	85,565
Capital investment in investee	**48,398**	–
	534,481	218,378
Authorised but not contracted:		
Construction of buildings	**634,683**	447,664
	1,169,164	666,042

(b) Operating lease commitments

The future aggregate minimum lease payments committed or authorised under operating leases in respect of buildings are as follows:

	Unaudited 30 June 2008 RMB'000	Audited 31 December 2007 RMB'000
Not later than one year	**64,304**	74,073
Later than one year but not later than five years	**55,238**	76,789
Later than five years	**6,191**	7,490
	125,733	158,352

28 Commitments (Continued)

(c) Other commitments

The future aggregate authorised minimum lease payments under bandwidth and server custody leases are as follows:

	Unaudited 30 June 2008 RMB'000	Audited 31 December 2007 RMB'000
Contracted:		
Not later than one year	181,597	36,207
Later than one year but not later than five years	10,302	2,450
	191,899	38,657

29 Business combination

On 20 March 2008 and 23 May 2008, the Group respectively acquired 100% equity interest in two companies in the PRC, namely Guangzhou Yunxun Technology Company Limited and Tianjin Shouzhongwanwei Network Technology Company Limited, at an aggregated consideration of RMB11,000,000. These two companies are providers of mobile and telecommunications value-added services.

The Group has designated certain employees (the "Designated Owners") to legally hold the equity interests so acquired. Through certain contractual arrangements made among these two acquired companies, the Group and the Designated Owners, respectively, the Group controls and is entitled to substantially all the operating profits and residual benefits generated by these two acquired companies and each is accounted for as a subsidiary of the Group.

Based on the assessment made by the directors of the Company, the fair value of the identifiable assets, liabilities and contingent liabilities acquired approximated to the purchase consideration paid. Accordingly no goodwill or gain had been recognised during the six months ended 30 June 2008.

The revenue and the operating results of these acquired subsidiaries are immaterial to the Group.

30 Related parties transactions

Save as the related parties transactions disclosed in Note 5(d) and Note 16 (Share option and share award schemes) to the Interim Financial Information, the Group had no other material transactions undertaken with related parties for the three and six months ended 30 June 2008.

31 Comparatives

For the purpose of better representation of the Group's activities, royalty fee of approximately RMB219,138,000, which had previously been captured under intangible assets in the 2007 Financial Statements, was reclassified to "other long-term assets".

32 Subsequent events

Shenzhen Domain Computer Network Company Limited ("Shenzhen Domain"), a non-wholly owned subsidiary of Shiji Kaixuan (a subsidiary of the Company through structure contract), is undergoing a shareholding restructuring, in which certain existing minority interest shareholders are selling their equity interests in Shenzhen Domain to Zhang Yan, a founder, CEO, director and substantial shareholder of Shenzhen Domain. After the restructuring, Shenzhen Domain is to be held by Shiji Kaixuan, Zhang Yan and a trustee (which holds shares on behalf of certain employees of Shenzhen Domain) at a ratio of 60%, 29% and 11%. With an aim to promote the long term development of Shenzhen Domain, Shiji Kaixuan is providing financial assistance and a long-term put option plan to Zhang Yan. On 5 August 2008, Shiji Kaixuan entered into (i) a loan agreement (the "Loan Agreement"); and (ii) a put option agreement (the "Put Option Agreement") with Zhang Yan.

32 Subsequent events (Continued)

(i) The Loan Agreement

Pursuant to the Loan Agreement, Shiji Kaixuan agreed to lend Zhang Yan RMB73,094,000 for a term of three years, extendable to five years, with security. The loan is interest bearing and the interest rate was agreed after arm's length negotiation with reference to the personal loan rates published by the People's Bank of China. With the loan, Zhang Yan will purchase 15.6% of equity interests in Shenzhen Domain from existing shareholders (other than Shiji Kaixuan) of Shenzhen Domain. The 15.6% equity interests to be acquired by Zhang Yan shall be pledged to Shiji Kaixuan as a security for the loan.

(ii) The Put Option Agreement

Pursuant to the Put Option Agreement, Shiji Kaixuan has agreed to purchase the shares held by Zhang Yan and held by the trustee (the "Option Shares") if the shares of Shenzhen Domain are not listed on a recognised stock exchange by 31 December 2010. Zhang Yan may require Shiji Kaixuan to acquire all the Option Shares over a period of three years at a valuation on Shenzhen Domain which is six times the adjusted net profit of Shenzhen Domain for the preceding fiscal year provided that the adjusted net profit of Shenzhen Domain for such year will not be less than 80% of the adjusted net profit of the preceding year.

33 Approval of Interim Financial Information

The Interim Financial Information has been approved by the Board on 13 August 2008.

Review Report of Auditors

TO THE BOARD OF DIRECTORS OF
TENCENT HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the accompanying condensed consolidated balance sheet of Tencent Holdings Limited (the "Company") and its subsidiaries (collectively, the "Group") as of 30 June 2008 and the related condensed consolidated income statement for the three and six months then ended, condensed consolidated statements of changes in shareholders' equity and cash flows for the six months then ended, and a summary of significant accounting policies and other explanatory notes (collectively defined as the "Interim Financial Information").

The directors are responsible for the preparation and presentation of this Interim Financial Information in accordance with International Accounting Standard 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this Interim Financial Information based on our review and to report our conclusion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Interim Financial Information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 13 August 2008

Operating Information

The following table sets forth certain operating statistics relating to our IM community and value-added services as of the dates and for the periods presented:

	For the 15-day period ended 30 June 2008	For the 16-day period ended 31 March 2008	Percentage Change
	(in millions)		
Registered IM user accounts (at end of period)	**822.2**	783.4	4.95%
Active user accounts (at end of period)	**341.9**	317.9	7.55%
Peak simultaneous online user accounts (for the quarter)	**42.0**	40.3	4.22%
Average daily user hours	**627.0**	545.4	14.96%
Average daily messages[1]	**4,684.8**	4,056.3	15.49%
Fee-based Internet value-added services registered subscriptions (at end of period)	**26.1**	22.4	16.52%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[2]	**13.4**	12.6	6.35%

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

Operating Information (Continued)

Our IM platform continued to grow in the second quarter of 2008. Registered IM user accounts, active user accounts, peak simultaneous online user accounts, average daily user hours and average daily messages increased in the second quarter of 2008 mainly reflecting the continuing growth of the Internet market in China. The increase in average daily user hours and average daily messages also reflected the impact of school holidays commencing in June 2008 for many students in China and the resulting increase in online activities by those students.

The increase in registered subscriptions for our fee-based Internet value-added services was mainly driven by an increase in subscriptions to QQ Membership, Qzone, QQ Show, and QQ Games due to increased promotional activities, enhancement of functions and user experience. Registered subscriptions for QQ Show also increased as we shifted our focus to promote monthly subscriptions rather than item-based fees starting in the first quarter of 2008. The increase in registered subscriptions for our mobile and telecommunications value-added services was mainly driven by organic growth and an increase in subscriptions to bundled SMS packages.

Financial Performance Highlights

First Half of 2008

The following table sets forth the figures for the first half of 2008 and the first half of 2007:

	Unaudited Sixth months ended 30 June 2008	30 June 2007
	(RMB in thousands)	
Revenues	**3,032,689**	1,641,077
Cost of revenues	**(841,534)**	(503,560)
Gross profit	**2,191,155**	1,137,517
Other gains, net	**73,303**	57,328
Selling and marketing expenses	**(186,146)**	(141,080)
General and administrative expenses	**(575,701)**	(363,994)
Operating profit	**1,502,611**	689,771
Finance costs	**(135,384)**	(29,195)
Share of losses of associates	**(1,558)**	–
Profit before income tax	**1,365,669**	660,576
Income tax expense	**(171,458)**	(35,921)
Profit for the period	**1,194,211**	624,655
Attributable to:		
Equity holders of the Company	**1,178,357**	624,655
Minority interests	**15,854**	–

Financial Performance Highlights (Continued)

First Half of 2008 (Continued)

Revenues. Revenues increased by 84.8% to RMB3,032.7 million for the first half of 2008 from RMB1,641.1 million for the first half of 2007.

	Six months ended			
	30 June 2008		30 June 2007	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**2,035,775**	**67.1%**	1,048,022	63.9%
Mobile and telecommunications value-added services	**626,602**	**20.7%**	402,580	24.5%
Online advertising	**367,370**	**12.1%**	188,667	11.5%
Others	**2,942**	**0.1%**	1,808	0.1%
Total revenues	**3,032,689**	**100.0%**	1,641,077	100.0%

Cost of revenues. Cost of revenues increased by 67.1% to RMB841.5 million for the first half of 2008 from RMB503.6 million for the first half of 2007.

	Six months ended			
	30 June 2008		30 June 2007	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**503,786**	**24.7%**	268,780	25.6%
Mobile and telecommunications value-added services	**221,720**	**35.4%**	153,763	38.2%
Online advertising	**93,147**	**25.4%**	65,651	34.8%
Others	**22,881**	**777.7%**	15,366	849.9%
Total cost of revenues	**841,534**		503,560	

Second Quarter of 2008

Our unaudited consolidated revenues for the second quarter of 2008 were RMB1,599.8 million, an increase of 84.3% over the same period in 2007 and an increase of 11.6% from the first quarter of 2008.

Revenues from our Internet value-added services for the second quarter of 2008 were RMB1,037.0 million, an increase of 89.9% over the same period in 2007 and an increase of 3.8% from the first quarter of 2008.

Revenues from our mobile and telecommunications value-added services for the second quarter of 2008 were RMB338.3 million, an increase of 64.2% over the same period in 2007 and an increase of 17.4% from the first quarter of 2008.

Revenues from online advertising for the second quarter of 2008 were RMB222.8 million, an increase of 94.4% over the same period in 2007 and an increase of 54.1% from the first quarter of 2008.

Cost of revenues for the second quarter of 2008 were RMB453.1 million, an increase of 70.3% over the same period in 2007 and an increase of 16.6% from the first quarter of 2008.

Other gains, net for the second quarter of 2008 were RMB25.9 million, an increase of 10.9% over the same period in 2007 and a decrease of 45.5% from the first quarter of 2008.

Selling and marketing expenses for the second quarter of 2008 were RMB100.2 million, an increase of 41.4% over the same period in 2007 and an increase of 16.6% from the first quarter of 2008.

General and administrative expenses for the second quarter of 2008 were RMB307.1 million, an increase of 59.9% over the same period in 2007 and an increase of 14.3% from the first quarter of 2008.

Operating profit for the second quarter of 2008 was RMB765.3 million, representing an increase of 111.2% over the same period in 2007 and an increase of 3.8% from the first quarter of 2008. As a percentage of revenues, operating profit accounted for 47.8% of total revenues for the second quarter of 2008, compared to 41.8% for the same period of 2007 and 51.5% for the first quarter of 2008.

Profit for the second quarter of 2008 was RMB652.2 million, representing an increase of 95.0% from the same period in 2007 and an increase of 20.3% from the first quarter of 2008. As a percentage of revenues, profit for the period accounted for 40.8% of total revenues for the second quarter of 2008, compared to 38.5% for the same period of 2007 and 37.8% for the first quarter of 2008.

Profit attributable to equity holders of the Company for the second quarter of 2008 was RMB644.0 million, an increase of 92.5% over the same period in 2007 and an increase of 20.5% from the first quarter of 2008.

Management Discussion and Analysis

Second Quarter of 2008 Compared to First Quarter of 2008

The following table sets forth the comparative figures for the second quarter of 2008 and the first quarter of 2008:

	Unaudited Three months ended 30 June 2008	Unaudited Three months ended 31 March 2008
	(RMB in thousands)	
Revenues	**1,599,778**	1,432,911
Cost of revenues	**(453,069)**	(388,465)
Gross profit	**1,146,709**	1,044,446
Other gains, net	**25,855**	47,448
Selling and marketing expenses	**(100,212)**	(85,934)
General and administrative expenses	**(307,059)**	(268,642)
Operating profit	**765,293**	737,318
Finance costs	**(40,918)**	(94,466)
Share of losses of associates	**(1,558)**	–
Profit before income tax	**722,817**	642,852
Income tax expense	**(70,618)**	(100,840)
Profit for the period	**652,199**	542,012
Attributable to:		
Equity holders of the Company	**643,979**	534,378
Minority interests	**8,220**	7,634

Second Quarter of 2008 Compared to First Quarter of 2008 (Continued)

Revenues. Revenues increased by 11.6% to RMB1,599.8 million for the second quarter of 2008 from RMB1,432.9 million for the first quarter of 2008. The following table sets forth our revenues by line of business for the second quarter of 2008 and the first quarter of 2008:

	Three months ended			
	30 June 2008		31 March 2008	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**1,037,042**	**64.8%**	998,733	69.7%
Mobile and telecommunications value-added services	**338,311**	**21.2%**	288,291	20.1%
Online advertising	**222,790**	**13.9%**	144,580	10.1%
Others	**1,635**	**0.1%**	1,307	0.1%
Total revenues	**1,599,778**	**100.0%**	1,432,911	100.0%

Revenues from our Internet value-added services increased by 3.8% to RMB1,037.0 million for the second quarter of 2008 from RMB998.7 million for the first quarter of 2008, despite the fact that the second quarter is generally a slow season for Internet value-added services as there was a lack of long holidays, and as students were busy preparing for their examinations. The increase was mainly due to the growth in revenues from online gaming, including QQ Games, QQ Fantasy and QQ Huaxia. The increase also reflected an increase in revenues from the introduction of new games in the second quarter of 2008, including Dungeon and Fighter ("DNF"), QQ Dancer and Cross Fire. In addition, our revenues increased following the introduction in April of a new expansion pack for QQ Fantasy which extended the number of levels from 60 to 80. The increase was slightly affected by a temporary suspension of our online gaming services for a period of three days due to a major earthquake in the Sichuan province of China in May 2008. On the other hand, non-game Internet value-added services such as QQ Membership, and online identity and community were negatively impacted by the adverse seasonality.

Second Quarter of 2008 Compared to First Quarter of 2008 (Continued)

Revenues from our mobile and telecommunications value-added services increased by 17.4% to RMB338.3 million for the second quarter of 2008 from RMB288.3 million for the first quarter of 2008. The increase mainly reflected an increase in revenues from our 2.5G business, in particular, from our WAP service due to better than expected revenue collectibility, improvements to the user experience and our increased promotion efforts, and from our mobile gaming service due to enhanced mobile game content, including the launch of additional higher-quality games and more promotion of mobile game offerings. In addition, revenues in our mobile voice VAS increased, primarily as a result of an increase in revenues from our mobile IVR service as we increased our promotion efforts. Our classification as a "Category A service provider" also contributed to the growth of our business, particularly for SMS, WAP and IVR.

Revenues from online advertising increased by 54.1% to RMB222.8 million for the second quarter of 2008 from RMB144.6 million for the first quarter of 2008, mainly reflecting the seasonal impact of the second quarter of each year having stronger sales compared to the first quarter of each year. The improved brand recognition by our customers as an effective advertising platform also contributed to increased revenues.

Second Quarter of 2008 Compared to First Quarter of 2008 (Continued)

Cost of revenues. Telecommunications operators' revenue share and imbalance fees, bandwidth and server custody fees, staff costs and content subscription and sharing costs generally account for a significant portion of our cost of revenues. Cost of revenues increased by 16.6% to RMB453.1 million for the second quarter of 2008 from RMB388.5 million for the first quarter of 2008. As a percentage of revenues, cost of revenues increased to 28.3% for the second quarter of 2008 from 27.1% for the first quarter of 2008. The following table sets forth our cost of revenues by line of business for the second quarter of 2008 and the first quarter of 2008:

	Three months ended			
	30 June 2008		31 March 2008	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**269,244**	**26.0%**	234,542	23.5%
Mobile and telecommunications value-added services	**117,761**	**34.8%**	103,959	36.1%
Online advertising	**53,656**	**24.1%**	39,491	27.3%
Others	**12,408**	**758.9%**	10,473	801.3%
Total cost of revenues	**453,069**		388,465	

Cost of revenues for our Internet value-added services increased by 14.8% to RMB269.2 million for the second quarter of 2008 from RMB234.5 million for the first quarter of 2008. The increase reflected higher costs associated with our online gaming services due to the introduction of new games such as DNF, Cross Fire and QQ Dancer, which require significant bandwidth and server capacity and, in the case of DNF and Cross Fire, also have higher licence fees associated with the games. The increase also reflected a company-wide salary increase that we implemented in the second quarter of 2008 to account for the effects of inflation in China and ensure the recruitment and retention of talent for our business.

Cost of revenues for our mobile and telecommunications value-added services increased by 13.3% to RMB117.8 million for the second quarter of 2008 from RMB104.0 million for the first quarter of 2008. The increase mainly reflected higher amounts of telecommunications operators' revenue share due to the expansion of our business volume. The increase also reflected a company-wide salary increase in the second quarter of 2008.

Second Quarter of 2008 Compared to First Quarter of 2008 (Continued)

Cost of revenues for our online advertising increased by 35.9% to RMB53.7 million for the second quarter of 2008 from RMB39.5 million for the first quarter of 2008. The increase mainly reflected higher sharing costs corresponding to the increased business volume, as well as a company-wide salary increase in the second quarter of 2008.

Other gains, net. Other gains generally reflect the interest income generated from bank deposits and other interest-earning financial assets, fair value gains on financial instruments and government subsidies received. Other gains decreased by 45.5% to RMB25.9 million for the second quarter of 2008 from RMB47.4 million for the first quarter of 2008. The decrease in the second quarter of 2008 primarily reflected a contribution of RMB20.0 million to the Tencent Charity Fund, which donated RMB20.0 million to the relief of the Sichuan earthquake during the second quarter. The decrease also reflected a decrease in fair value gains on financial instruments in the second quarter of 2008, and a decrease in interest income due to a general decrease in US dollar-related interest rates. The decrease was offset by an increase in government subsidies received.

Selling and marketing expenses. Selling and marketing expenses increased by 16.6% to RMB100.2 million for the second quarter of 2008 from RMB85.9 million for the first quarter of 2008. The increase was mainly attributable to the promotion of our newly launched games and increased advertising and promotion to enhance our brand image. The increase also reflected higher staff costs related to a company-wide salary increase in the second quarter of 2008. As a percentage of revenues, selling and marketing expenses increased to 6.3% in the second quarter of 2008 from 6.0% in the first quarter of 2008.

General and administrative expenses. General and administrative expenses increased by 14.3% to RMB307.1 million for the second quarter of 2008 from RMB268.6 million for the first quarter of 2008. The increase mainly reflected an increase in research and development related costs as we continued to invest in technology enhancements and product improvement to support our growing business platform. The company-wide salary increase also affected both research and development related costs and general administrative staff costs. As a percentage of revenues, general and administrative expenses increased to 19.2% in the second quarter of 2008 from 18.7% in the first quarter of 2008.

Second Quarter of 2008 Compared to First Quarter of 2008 (Continued)

Finance costs. Finance costs mainly represent foreign exchange losses. Finance costs decreased by 56.7% to RMB40.9 million for the second quarter of 2008 from RMB94.5 million for the first quarter of 2008. The decrease in finance costs recorded was mainly due to a decrease in foreign exchange losses attributable to our US dollar-denominated cash and investments. A significant amount of our cash and investments is subject to foreign exchange risk because we hold a large amount of US dollar-denominated instruments, and if Renminbi continues to appreciate against the US dollar as it has in recent periods, we expect to report additional exchange losses in future periods.

Income tax expense. Income tax expense decreased by 30.0% to RMB70.6 million for the second quarter of 2008 from RMB100.8 million for the first quarter of 2008. Income tax expense decreased in the second quarter of 2008 despite our recording of higher operating profit as one of our subsidiaries obtained approval to be exempt from income tax. In addition, we recorded deferred tax assets of RMB53.7 million in the second quarter of 2008 relating to increased intra-group sales of technology and software, while we recognized deferred tax assets of RMB44.7 million in the first quarter of 2008.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 20.3% to RMB652.2 million for the second quarter of 2008 from RMB542.0 million for the first quarter of 2008. Profit margin improved to 40.8% for the second quarter of 2008 compared to 37.8% for the first quarter of 2008.

Profit attributable to equity holders of the Company. Profit attributable to equity holders of the Company increased by 20.5% to RMB644.0 million for the second quarter of 2008 from RMB534.4 million for the first quarter of 2008.

Second Quarter of 2008 Compared to Second Quarter of 2007

The following table sets forth the comparative figures for the second quarter of 2008 and the second quarter of 2007:

	Unaudited Three months ended	
	30 June 2008	30 June 2007
	(RMB in thousands)	
Revenues	**1,599,778**	868,016
Cost of revenues	**(453,069)**	(266,041)
Gross profit	**1,146,709**	601,975
Other gains, net	**25,855**	23,315
Selling and marketing expenses	**(100,212)**	(70,870)
General and administrative expenses	**(307,059)**	(192,017)
Operating profit	**765,293**	362,403
Finance costs	**(40,918)**	(16,690)
Share of losses of associates	**(1,558)**	–
Profit before income tax	**722,817**	345,713
Income tax expense	**(70,618)**	(11,227)
Profit for the period	**652,199**	334,486
Attributable to:		
Equity holders of the Company	**643,979**	334,486
Minority interests	**8,220**	–

Second Quarter of 2008 Compared to Second Quarter of 2007 (Continued)

Revenues. Revenues increased by 84.3% to RMB1,599.8 million for the second quarter of 2008 from RMB868.0 million for the second quarter of 2007. The following table sets forth our revenues by line of business for the second quarter of 2008 and the second quarter of 2007:

	Three months ended			
	30 June 2008		30 June 2007	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**1,037,042**	**64.8%**	546,235	62.9%
Mobile and telecommunications value-added services	**338,311**	**21.2%**	206,036	23.8%
Online advertising	**222,790**	**13.9%**	114,599	13.2%
Others	**1,635**	**0.1%**	1,146	0.1%
Total revenues	**1,599,778**	**100.0%**	868,016	100.0%

Revenues from our Internet value-added services increased by 89.9% to RMB1,037.0 million for the second quarter of 2008 from RMB546.2 million for the second quarter of 2007. The increase reflected growth in revenues from online gaming, online identity and community services such as Qzone, and our QQ Membership business. We continued to grow our online gaming services, such as our QQ Games portal, and build on the success of relatively new products, such as QQ Sanguo and the free-to-play, itemized-charge version of QQ Fantasy. We also introduced new games such as QQ Speed, DNF and QQ Dancer. In addition, in November 2007, we exercised our pre-negotiated right to acquire a majority stake in an investee company that co-launched QQ Huaxia with us and began to recognize 100% of the revenues from QQ Huaxia as well as other revenues attributable to the investee company in our consolidated financial results. As QQ Membership continued to offer enhanced value-added service and privileged access across various platforms, user loyalty and stickiness increased. Traffic and active users of Qzone also increased as a result of our offering of enhanced functionalities and improved user experience.

Second Quarter of 2008 Compared to Second Quarter of 2007 (Continued)

Revenues from our mobile and telecommunications value-added services increased by 64.2% to RMB338.3 million for the second quarter of 2008 from RMB206.0 million for the second quarter of 2007. This increase mainly reflected an increase in revenues from bundled SMS services as we enhanced the functionalities of our products and services. The increase also reflected an increase in revenues from our WAP service due to improvements to the user experience and increased promotion. The increase also reflected increases in revenues from our mobile gaming service due to enhanced mobile game contents, and from our mobile IVR service due to increased promotion.

Revenues from online advertising increased by 94.4% to RMB222.8 million for the second quarter of 2008 from RMB114.6 million for the second quarter of 2007. The increase mainly reflected the growth in reach and traffic on our primary advertising platforms, QQ IM, QQ.com and QQ Games portal, our increased brand awareness as a result of advertising activities associated with our QQ.com branding, and our growing customer base. In addition, the growth of advertising revenues relating to our search functions and other value-added advertising, such as in-game advertising, also contributed to the increase in revenues.

Cost of revenues. Cost of revenues increased by 70.3% to RMB453.1 million for the second quarter of 2008 from RMB266.0 million for the second quarter of 2007. As a percentage of revenues, cost of revenues decreased to 28.3% in the second quarter of 2008 from 30.6% in the second quarter of 2007. The following table sets forth our cost of revenues by line of business for the second quarter of 2008 and the second quarter of 2007:

	Three months ended			
	30 June 2008		30 June 2007	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**269,244**	**26.0%**	145,755	26.7%
Mobile and telecommunications value-added services	**117,761**	**34.8%**	76,270	37.0%
Online advertising	**53,656**	**24.1%**	35,770	31.2%
Others	**12,408**	**758.9%**	8,246	719.5%
Total cost of revenues	**453,069**		266,041	

Second Quarter of 2008 Compared to Second Quarter of 2007 (Continued)

Cost of revenues for our Internet value-added services increased by 84.7% to RMB269.2 million for the second quarter of 2008 from RMB145.8 million for the second quarter of 2007. The increase mainly reflected higher expenses associated with our bandwidth and server capacity, increased telecommunications operators' revenue share, and higher staff costs, as a result of the increase in our overall business volume and the particular growth of our bandwidth and storage intensive services, such as Qzone and online games. In addition, increased sharing and subscription costs also contributed to the increase in cost of revenues for our Internet value-added services. The increase also reflected salary increases that we implemented in 2007 and 2008 to account for the effects of inflation in China and ensure the recruitment and retention of talents for our business.

Cost of revenues for our mobile and telecommunications value-added services increased by 54.4% to RMB117.8 million for the second quarter of 2008 from RMB76.3 million for the second quarter of 2007. The increase was mainly due to increased amounts of telecommunications operators' revenue share as our business volume grew. The increase also reflected salary increases in 2007 and 2008.

Cost of revenues for our online advertising increased by 50.0% to RMB53.7 million for the second quarter of 2008 from RMB35.8 million for the second quarter of 2007. The increase mainly reflected increased sales commissions paid to agencies as the volume of our advertising contracts increased. In addition, we continued to increase the number of our online advertising staff due to increased business volume and as a result, incurred higher staff costs. We also implemented salary increases in 2007 and 2008, which contributed to the increase in staff costs.

Other gains, net. We recorded other gains of RMB25.9 million for the second quarter of 2008 compared to RMB23.3 million for the second quarter of 2007. The increase mainly reflected an increase in government subsidies received. The increase in other gains was partially offset by a contribution of RMB20.0 million in the second quarter of 2008 to the Tencent Charity Fund, which donated RMB20.0 million to the relief of the Sichuan earthquake during the second quarter.

Second Quarter of 2008 Compared to Second Quarter of 2007 (Continued)

Selling and marketing expenses. Selling and marketing expenses increased by 41.4% to RMB100.2 million for the second quarter of 2008 from RMB70.9 million for the second quarter of 2007. The increase principally reflected an increase in staff costs, as well as increases in promotion and advertising expenses and outsourcing expenses, as we expanded our business volume. Salary increases in 2007 and 2008 also contributed to the increase in selling and marketing expenses. As a percentage of revenues, selling and marketing expenses decreased to 6.3% in the second quarter of 2008 from 8.2% in the second quarter of 2007.

General and administrative expenses. General and administrative expenses increased by 59.9% to RMB307.1 million for the second quarter of 2008 from RMB192.0 million for the second quarter of 2007. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel to support our growing business platform. The increase also reflected salary increases that we implemented for our employees in 2007 and 2008. In addition, staff costs increased as a result of a higher number of staff employed to support our business expansion. As a percentage of revenues, general and administrative expenses decreased to 19.2% in the second quarter of 2008 from 22.1% in the second quarter of 2007.

Finance costs. We recorded finance costs of RMB40.9 million for the second quarter of 2008 compared to RMB16.7 million for the second quarter of 2007. The increase in finance costs recorded was due to significant foreign exchange losses attributable to our US dollar-denominated cash and investments in connection with the appreciation of Renminbi. A significant amount of our cash and investments is subject to the same risk because we hold a large amount of US dollar-denominated instruments. If the Renminbi continues to appreciate against the US dollar as it has in recent periods, we expect to report additional exchange losses in future periods.

Income tax expense. Income tax expense increased by 529.0% to RMB70.6 million for the second quarter of 2008 from RMB11.2 million for the second quarter of 2007. The increase mainly reflected the increase in our profit before tax and a higher income tax rate as a result of the new enterprise income tax law that became effective as of 1 January 2008. The increase was partially offset by an increase in the amount of deferred tax assets we recorded in the second quarter of 2008. We recorded deferred tax assets of RMB53.7 million in the second quarter of 2008 relating to intra-group sales of technology and software, while we recognized deferred tax assets of RMB28.2 million in the second quarter of 2007.

Second Quarter of 2008 Compared to Second Quarter of 2007 (Continued)

Profit for the period. Profit for the period increased by 95.0% to RMB652.2 million for the second quarter of 2008 from RMB334.5 million for the second quarter of 2007. Profit margin was 40.8% for the second quarter of 2008 compared to 38.5% for the second quarter of 2007.

Profit attributable to equity holders of the Company. Profit attributable to equity holders of the Company increased by 92.5% to RMB644.0 million for the second quarter of 2008 from RMB334.5 million for the second quarter of 2007.

Liquidity and Financial Resources

As of 30 June 2008 and 31 March 2008, we had the following major financial resources in the form of cash and investments:

	Unaudited	
	30 June 2008	31 March 2008
	(RMB in thousands)	
Cash and cash equivalents	**2,263,418**	2,360,257
Term deposits with initial term of over three months	**1,127,551**	903,197
Financial assets held for trading	**409,443**	464,787
Held-to-maturity investments	**68,591**	70,190
Total	**3,869,003**	3,798,431

Note: The above table excludes RMB300.0 million of restricted deposits pledged as part of a US$40.0 million short-term bank borrowing arrangement, as such deposits are scheduled to offset the borrowed amounts at the maturity of the loan.

As at 30 June 2008, RMB1,335.7 million of our financial assets were held in deposits and investments denominated in non-Renminbi currencies. Since there are no cost-effective hedges against the appreciation of Renminbi and no effective manner to generally convert a significant amount of non-Renminbi currencies into Renminbi, which is not a freely exchangeable currency, there is a risk that we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no other interest-bearing borrowings as of 30 June 2008.

Business Outlook

In the second quarter of 2008, we achieved solid financial results leveraging on our diversified business portfolio. While our Internet value-added services experienced weaker seasonality compared to the first quarter, our online gaming revenues increased due to release of expansion packs for our MMOGs, increase in monetization of QQ Games and introduction of new games. In addition, our mobile and telecommunications business increased as we benefited from our status as a Category A service provider and as we increased promotions of our mobile and telecommunications services. Our online advertising revenue also benefited from more favorable seasonality compared to the first quarter. We expect the third quarter will present strong seasonality for our Internet value-added services, although partly offset by the negative impact of the Olympic Games as it diverts users' attention from the consumption of online services. On the other hand, we are getting more cautious on online advertising growth in the second half due to possible slower economic growth in China post Olympics.

In our core IM platform, our user base has continued to grow as the Internet market in China expanded. According to CNNIC, China has become the largest Internet market in terms of users by the end of June with 253 million users. We continue to see positive usage trend in our IM service during the summer season.

Our QQ.com portal platform played an important role in the reporting and relief of the earthquake in Sichuan which happened in the second quarter. During the tragic event, our entire company was mobilized to provide the most comprehensive and up-to-date coverage to our users, to assist people in the affected region to communicate with their relatives and friends, and to orchestrate the largest ever online donation in China which raised more than RMB23 million from more than 300,000 users. Our portal served as the user interaction hub for all our initiatives and reinforced its leading position not only as the largest portal in China by traffic, but also as an influential and socially responsible online media. During the third quarter, China will host the Olympic Games in Beijing. Our portal will once again play a central role in the coverage of this historical event with an aim to generate significant traffic growth as well as enhancement of its recognition by consumers and advertisers. While there will be additional content and marketing costs associated with the Olympic Games, we believe they are worthy investments for the long-term.

Business Outlook (Continued)

In our non-game Internet value-added services, Qzone continued its traffic growth as a result of our focus on enhancing its basic functionalities and social networking infrastructure. QQ Membership registered stronger user stickiness despite being affected by negative seasonality. The transition of business model from item sale to monthly subscription for QQ Show continued to be a work-in-progress with more features offered within the subscription package. The longer term product and platform overhaul for QQ Pet was also underway. In contrast to the weak seasonality in the second quarter, we expect the third quarter will present stronger seasonality for Internet value-added services although the magnitude of such effect may be muted by the Olympic Games.

In our online game business, our QQ Games platform benefited from increased level of monetization despite experiencing weaker seasonality on usage. In MMOG, we launched an expansion pack for our free-to-play QQ Fantasy which increased the number of levels from 60 to 80. The expansion pack contributed to revenue increase during the quarter. Our major licenced MMOG title, DNF, was launched in mid-June. The initial response was encouraging with its PCU exceeded 500,000 by the end of July. In advanced casual games, revenue was mainly driven by increased monetization of QQ Speed which was launched during the first quarter, and the launch of new games QQ Dancer and Cross Fire during the second quarter. Cross Fire, a first person shooting game, was particularly well received by our users and has achieved a PCU of more than 400,000 by the end of July. We believe the licenced games launched during the second quarter will contribute to incremental revenue in the third quarter, although these licenced games will carry lower margins as we have to pay licensing fees to and share revenue with the game developers.

Our mobile and telecommunications business registered strong growth in the quarter as our Category A status in SMS, WAP and IVR allowed us to engage in more active promotions of our mobile and telecommunications value-added services. During the second quarter, Chinese government announced the restructuring plan for the telecom industry. While we expect the long-term impact of the plan will be positive, we believe the restructuring may create uncertainties over the policies of operators in the short to mid term. Amid these uncertainties, we will continue to improve our products and services to increase user stickiness and position us for longer term growth.

Business Outlook (Continued)

In our online advertising business, our revenue increased as we emerged from the seasonally weak first quarter and as we benefited from advertising campaigns in anticipation of the Olympic Games. During the second quarter, we continued to promote Tencent MIND (Measurability, Interactivity, Navigation and Differentiation), as a framework for advertisers to increase the effectiveness of their online advertising campaigns. As we look into the second half of the year, we are getting more cautious on the short-term outlook of the Internet advertising market given the economy in China is slowing down and its effect may become more obvious after the Olympic Games. On the other hand, we are confident of the long-term growth potential of our advertising business, and will continue to invest in our sales organization, technology platform, branding and relationship with advertisers to improve our competitiveness.

Directors' Interests in Securities

As at 30 June 2008, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or are deemed to have taken, under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register required to be kept by the Company; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), to be notified to the Company and the Stock Exchange were as follows:

(A) LONG POSITION IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY

Name of director	Nature of interest	Number of shares/ underlying shares held	Percentage of issued share capital
Ma Huateng	Corporate *(Note 1)*	227,006,680	12.63%
Zhang Zhidong	Corporate *(Note 2)*	77,000,000	4.29%
Lau Chi Ping Martin	Personal *(Note 3)*	12,153,600	0.68%
Li Dong Sheng	Personal *(Note 4)*	100,000	0.01%
Iain Ferguson Bruce	Personal *(Note 4)*	100,000	0.01%
Ian Charles Stone	Personal *(Note 4)*	100,000	0.01%

Directors' Interests in Securities (Continued)

(A) LONG POSITION IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY (Continued)

Note:

1. These shares are held by Advance Data Services Limited, a BVI company wholly owned by Ma Huateng.
2. These shares are held by Best Update International Limited, a BVI company wholly owned by Zhang Zhidong.
3. The interest comprises 150,000 shares and 12,003,600 underlying shares in respect of the share options granted pursuant to the Post-IPO Option Scheme I and the Post-IPO Option Scheme II. Details of the share options granted to the directors are set out below under "Share Option Schemes".
4. The interest represents the underlying shares in respect of share options granted pursuant to the Post-IPO Option Scheme I. Details of the share options granted to the directors are set out below under "Share Option Schemes".

(B) LONG POSITION IN THE SHARES OF ASSOCIATED CORPORATIONS

Name of director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Percentage of issued share capital
Ma Huateng	Tencent Computer	Personal	RMB10,857,140 (registered capital)	54.29%
	Shiji Kaixuan	Personal	RMB5,971,427 (registered capital)	54.29%
Zhang Zhidong	Tencent Computer	Personal	RMB4,571,420 (registered capital)	22.86%
	Shiji Kaixuan	Personal	RMB2,514,281 (registered capital)	22.86%

Save as disclosed above, none of the directors or chief executive of the Company and their associates, had interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations as at 30 June 2008.

Share Option Schemes

The Company has adopted three share option schemes, namely, the Pre-IPO Option Scheme, the Post-IPO Option Scheme I and the Post-IPO Option Scheme II, under which the directors may, at their discretion, grant options to employees, including any directors, of the Company or its subsidiaries to subscribe for shares in the Company, subject to the terms and conditions stipulated therein. No further options will be granted under the Pre-IPO Option Scheme and the Post-IPO Option Scheme I. Movements of the options under the Pre-IPO Option Scheme, the Post-IPO Option Scheme I and the Post-IPO Option Scheme II are detailed in Note 16 to the Interim Financial Information as included in this interim report.

As at 30 June 2008, there were a total of 12,303,600 outstanding share options granted to the directors of the Company, details of which are as follows:

			Number of share options				
Name of director	Date of grant	Exercise price (HKD)	As at 1 January 2008	Granted during the period	Exercised during the period	As at 30 June 2008	Exercise period
Lau Chi Ping Martin	3 February 2005	4.80	3,103,600	-	600,000 *(Note 1)*	2,503,600	3 February 2006 to 23 March 2014 *(Note 2)*
	20 December 2005	8.35	2,000,000	-	-	2,000,000	20 December 2006 to 23 March 2014 *(Note 2)*
	23 March 2006	11.55	1,500,000	-	-	1,500,000	23 March 2007 to 23 March 2014 *(Note 2)*
	4 April 2007	25.26	1,000,000	-	-	1,000,000	4 April 2008 to 23 March 2014 *(Note 3)*
	5 July 2007	33.05	2,000,000	-	-	2,000,000	5 July 2009 to 4 July 2014 *(Note 4)*
	5 July 2007	33.05	3,000,000	-	-	3,000,000	5 July 2010 to 4 July 2014 *(Note 5)*
		Total:	12,603,600	-	600,000	12,003,600	

Share Option Schemes (Continued)

Name of director	Date of grant	Exercise price (HKD)	Number of share options: As at 1 January 2008	Granted during the period	Exercised during the period	As at 30 June 2008	Exercise period
Li Dong Sheng	4 April 2007	25.26	100,000	-	-	100,000	4 April 2008 to 23 March 2014 *(Note 3)*
Iain Ferguson Bruce	4 April 2007	25.26	100,000	-	-	100,000	4 April 2008 to 23 March 2014 *(Note 3)*
Ian Charles Stone	4 April 2007	25.26	100,000	-	-	100,000	4 April 2008 to 23 March 2014 *(Note 3)*
Grand Total			12,903,600	-	600,000	12,303,600	

Note:

1. The weighted average closing price immediately before the date on which the options were exercised was HKD65.45.
2. For options granted with exercisable date determined based on the grant date of options, the first 25% of the option can be exercised one year after the grant date, and 25% each of the total options will become exercisable in each subsequent year.
3. For options granted with exercisable date determined based on the grant date of options, the first 20% of the option can be exercised one year after the grant date, and 20% each of the total options will become exercisable in each subsequent year.
4. For options granted with exercisable date determined based on the grant date of options, the first 20% of the option can be exercised two years after the grant date, and 20% each of the total options will become exercisable in each subsequent year.
5. For options granted with exercisable date determined based on the grant date of options, the first 20% of the option can be exercised three years after the grant date, and then each 20% of the total options will become exercisable in each subsequent year, except the last 20% of the total options which will become exercisable in the eleventh month after the fourth 20% of the total options become exercisable.
6. No options were granted, cancelled or lapsed during the period.

Share Award Scheme

On the Adoption Date, the Board adopted the Share Scheme in which eligible persons (including any director) of the Group will be entitled to participate. Unless early terminated by the Board, the Share Scheme shall be valid and effective for a term of 10 years commencing on the Adoption Date. The maximum number of shares which can be awarded under the Share Scheme and to an awarded person are limited to two percent (i.e. 35,755,232 shares) and one percent (i.e. 17,877,616 shares) of the issued share capital of the Company as at the Adoption Date respectively. The Board amended the definition of excluded person in the Share Scheme on 31 January 2008 so that substantial shareholders of the Group will be allowed to join the Share Scheme.

Pursuant to the Share Scheme, the Board shall select the eligible persons for participation in the Share Scheme and determine the number of shares to be awarded ("Awarded Shares"). Shares will be acquired by the independent trustee at the cost of the Company or shares will be allotted to the independent trustee under the general mandate granted or to be granted by the shareholders of the Company at general meetings from time to time and be held in trust for the awarded persons, excluding the directors and substantial shareholders of the Group, until the end of each vesting period.

Vested shares will be transferred at no cost to the awarded persons. The Company shall comply with the relevant Listing Rules when granting the awarded shares. If awards are made to directors or substantial shareholders of the Group, such awards shall constitute connected transaction under Chapter 14A of the Listing Rules and the Company shall comply with the relevant requirements under the Listing Rules.

Awarded Shares and the related income derived therefrom are subject to a vesting scale to be determined by the Board at the date of the grant of the award. Vesting of the Awarded Shares will be conditional on the awarded person satisfying all vesting conditions specified by the Board at the time of making the award until and on each of the relevant vesting dates and his/her execution of the relevant documents to effect the transfer from the trustee.

During the six months ended 30 June 2008, 195,760 Awarded Shares were granted and no director or substantial shareholder of the Group was granted any Awarded Shares and no Awarded Share was lapsed or vested.

Substantial Shareholders

As at 30 June 2008, the following persons, other than the directors or chief executive of the Company, had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the issued share capital of the Company:

Long position in the shares of the Company

Name of shareholder	Nature of interest	Number of shares held	Percentage of issued share capital
MIH China (BVI) Limited	Corporate *(Note 1)*	630,240,380	35.08%
Advance Data Services Limited	Corporate *(Note 2)*	227,006,680	12.63%
ABSA Bank Limited	Corporate *(Note 3)*	185,000,000	10.30%

Notes:

1. As MIH China (BVI) Limited ("MIH") is wholly owned by Naspers Limited through its intermediary companies MIH (Mauritius) Limited and MIH Holdings Limited. Naspers Limited, MIH (Mauritius) Limited and MIH Holdings Limited are deemed to be interested in the same block of 630,240,380 shares under Part XV of the SFO. Out of the 630,240,380 shares held by MIH, 185,000,000 shares are pledged to ABSA Bank Limited, as referenced in Note 3 below.

2. As Advance Data Services Limited is wholly owned by Ma Huateng, Mr. Ma has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

3. As ABSA Bank Limited has a security interest in 185,000,000 shares, which are held by MIH, and ABSA Bank Limited is wholly owned by Barclays Bank PLC through its intermediary company ABSA Group Limited, Barclays Bank PLC and ABSA Group Limited are deemed to be interested in the same block of 185,000,000 shares under Part XV of the SFO.

Save as disclosed above, the Company had not been notified of any other persons (other than a director or chief executive of the Company) who, as at 30 June 2008, had an interest or short position in the shares and underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

Employee and Remuneration Policies

As at 30 June 2008, the Group had 5,168 employees (30 June 2007: 3,296), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share options and share awards may be granted to employees according to the assessment of individual performance.

The total remuneration cost (including capitalized remuneration cost) incurred by the Group for the six months ended 30 June 2008 was RMB593.6 million (for the six months ended 30 June 2007: RMB321.3 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the six months ended 30 June 2008, the Company has repurchased a total of 2,772,600 shares on the Stock Exchange which were subsequently cancelled, details of which are as follows:

Month of purchase during the six months ended 30 June 2008	Number of shares purchased	Purchase consideration per share		Aggregate consideration paid
		Highest price paid HKD	Lowest price paid HKD	HKD (in million)
March	1,500,000	39.90	35.95	58.33
April	1,272,600	45.50	44.60	57.19
Total	2,772,600			115.52

Save as disclosed above and in the Interim Financial Information, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the period.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited Interim Financial Information for the three and six months ended 30 June 2008.

Adoption of Code of Conduct regarding Directors' Securities Transactions

The Company has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard set out in Appendix 10 - Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules. The directors of the Company have complied with such code of conduct throughout the accounting periods covered by this interim report.

Compliance with the Code on Corporate Governance Practices

Save as disclosed in the 2007 annual report of the Company which was the position as at 31 December 2007, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the six months ended 30 June 2008, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.

As to the deviation from code provisions A.2.1 and A.4.2 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate and inform the shareholders accordingly.

Appreciation

Taking this opportunity, I would like to thank all of our staff for their valuable contribution, commitment and hard work. I would also like to thank all our shareholders and investors for their support and confidence in our Group.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 13 August 2008



Tencent 腾讯

Website 網址：www.tencent.com

Head Office

5th to 10th Floor, FIYTA Hi-tech Building, Gaoxinnanyi Avenue
Southern District of Hi-tech Park, Shenzhen, 518057, the PRC
Zipcode 郵編：518057
Telephone 電話：86-755-86013388
Facsimile 傳真：86-755-86013399

深圳市高新科技園南區
高新南一道飛亞達高科技大廈5至10樓

Hong Kong Office

Room 3002, 30/F., Far East Finance Centre
16 Harcourt Road, Hong Kong
Telephone 電話：852-21795122
Facsimile 傳真：852-25290222

香港辦事處

香港夏慤道16號
遠東金融中心30樓3002室

END